
03056806



WYNN RESORTS

2002 Annual Report



Building Dreams
Creating Value

To Our Stockholders

2002 was a year of great beginning. We officially launched Wynn Resorts, Limited, into the public realm by completing the largest initial capitalization of a casino entertainment company in history.

We start life as a public company with a very strong balance sheet. We have $1.1 billion of equity and have arranged commitments for $1.5 billion in debt that will be used as construction progresses. The strength of this balance sheet provides the foundation for growth in the years ahead.

It is a matter of pride that our management team has produced the most successful casino resorts in the country, setting the standard for excellence and luxury. And we're about to do it again. Since the purchase of the Desert Inn in June 2000, everything we knew to be true about designing, developing, owning and operating casino resorts has been rethought and reexamined, and then reexamined again. We have leveraged our past expertise with bold, innovative thinking to position ourselves as the market leader of the future.

The casino resort world is about to experience a new beginning. In mid-2002, we unveiled our plans to the public for our new luxurious Las Vegas resort. Construction began in Fall 2002, with our grand opening scheduled for April 2005. We are on target and within budget.

Equally captivating will be our Wynn Macau casino resort, which will cater to Southeast Asian clientele. Macau, which is located approximately 37 miles southwest of Hong Kong on the Chinese mainland, has been an established gaming market for the last 40 years. Every casino operator in the industry that deals baccarat yearns for an opportunity to actually take the game to its customers in Asia. We now have that chance. And our partner, the Macau government, has indicated that it plans to pass sweeping legislation to reform the gaming market to world-class standards, which will then enable us to commence construction. This market won $2.8 billion on approximately 350 gaming tables in 2002. That is ten times the win per table in Las Vegas. Truly astounding. We are working on this project and plan to be open in 2004.

Each day that goes by, both our Las Vegas and our Macau projects continue to take form. As we move from concept to reality, we are determined to be the premier company in our industry. Through the dedication and tireless efforts of our talented team of executives, we have accomplished much since inception. We will continue to build dreams and create value for our employees and shareholders in the years ahead. Thank you for your support as we build for tomorrow.

Sincerely,



Stephen A. Wynn
Chairman and Chief Executive Officer

April 21, 2003

Board Of Directors

Ronald J. Kramer
Director and President of Wynn Resorts, Limited

Robert J. Miller
Director of Wynn Resorts, Limited
Partner of Jones Vargas and of Miller & Behar Strategies
Former Governor of the State of Nevada from January 1989 until January 1999

John A. Moran
Director of Wynn Resorts, Limited
Honorary Co-Chairman of the Republican Leadership Council of Washington, D.C.

Kazuo Okada
Vice Chairman of the Board of Wynn Resorts, Limited
Founder and President of Aruze Corporation

Alvin V. Shoemaker
Director of Wynn Resorts, Limited
Former Chairman of the Board of First Boston Inc. and of the First Boston Corporation

Elaine P. Wynn
Director of Wynn Resorts, Limited
Active participant in educational and philanthropic affairs in Las Vegas

Stephen A. Wynn
Chairman of the Board and Chief Executive Officer of Wynn Resorts, Limited

Stanley R. Zax
Director of Wynn Resorts, Limited
Chairman of the Board and Chief Executive Officer of Zenith National Insurance Corporation

Allan Zeman
Director of Wynn Resorts, Limited
Chairman of Lan Kwai Fong Holdings Limited

Executive Officers

Wynn Resorts, Limited

Stephen A. Wynn
Chief Executive Officer

Ronald J. Kramer
President

Marc D. Schorr
Chief Operating Officer

John Strzemp
Executive Vice President, Chief Financial Officer and Treasurer

Marc H. Rubinstein
Senior Vice President, General Counsel and Secretary

Wynn Design & Development

Kenneth R. Wynn
President

DeRuyter O. Butler
Executive Vice President of Architecture

W. Todd Nisbet
Executive Vice President and Project Director

Roger P. Thomas
Executive Vice President of Design

Financial Contents

COMPANY DESCRIPTION

Wynn Resorts, Limited (together with its subsidiaries where applicable, "Wynn Resorts" or the "Company," which may also be referred to as "we", "us" or "our") is a development stage company and premier global developer of casino hotel resorts led by Stephen A. Wynn. Wynn Resorts is currently building Le Rêve, a $2.4 billion luxury hotel and destination resort located on the Las Vegas Strip which is expected to open in April 2005. The Company is also preparing to construct and operate one or more casino gaming properties in Macau in connection with a June 2002 concession agreement that granted its subsidiary, Wynn Resorts (Macau) S.A. ("Wynn Macau"), the right to construct and operate one or more casino gaming properties in the Macau Special Administrative Region of the People's Republic of China ("Macau").

Wynn Resorts was formed in June 2002 to offer its common stock to the public in an initial public offering that was consummated on October 25, 2002. Its predecessor, Valvino Lamore, LLC ("Valvino") was formed in April 2000 to acquire land and design, develop and finance Le Rêve. In June 2000, Valvino completed the purchase of the Desert Inn Resort and Casino and in June 2002 its majority-owned indirect subsidiary, Wynn Macau, obtained the concession in Macau. On September 24, 2002, Wynn Resorts became the parent company of Valvino when all the members of Valvino contributed 100% of the membership interests of Valvino to Wynn Resorts in exchange for shares of the common stock of Wynn Resorts.

Wynn Resorts completed the initial pubic offering of its common stock on October 25, 2002 and concurrently issued $370 million aggregate of 12% second mortgage notes (the "Notes") and obtained commitments for a $750 senior secured revolving credit facility (the "Revolver"), a $250 million delay draw senior secured term loan facility (the "Term Loan" and together with the Revolver, the "Credit Facilities") and a $188.5 million FF&E facility (the "FF&E Facility"). These funds will be used to fund construction of Le Rêve and to provide at least $40 million in addition to the $23.8 million already invested in Wynn Macau.

SELECTED FINANCIAL DATA

The selected data presented below as of December 31, 2002, 2001 and 2000, and for the years ended December 31, 2002 and 2001 and the periods from inception (April 21, 2000) through December 31, 2002 and 2000 is derived from the consolidated financial statements of Wynn Resorts or Valvino as its predecessor, which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated financial statements as of December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001 and the periods from inception through December 31, 2002 and 2000, and the auditors' report thereon, are included elsewhere in this Annual Report. This data should be read together with Wynn Resorts' consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other information contained in this Annual Report.

(in thousands, except per share amounts)	Year Ended December 31, 2002	Year Ended December 31, 2001	Period from Inception to December 31, 2000	Period from Inception to December 31, 2002
Consolidated Statement of Operations Data:				
Net revenues	$ 1,159	$ 1,157	$ 87	$ 2,403
Pre-opening costs	(25,147)	(11,862)	(5,706)	(42,715)
Operating loss	(34,400)	(20,060)	(12,033)	(66,493)
Net loss accumulated during the development stage	(31,713)	(17,726)	(10,616)	(60,055)
Basic and diluted loss per share	$ (0.68)	$ (0.45)	$ (0.28)	$ (1.44)

(in thousands)	As of December 31, 2002	2001	2000
Consolidated Balance Sheet Data:			
Cash and cash equivalents[1]	$ 109,644	$ 39,268	$ 54,429
Construction in progress	90,189	27,475	8,484
Total assets	1,398,601	388,543	387,084
Total long-term obligations[2]	382,191	326	358
Stockholders' equity	$ 991,613	$384,230	$381,956

[1] Excludes approximately $792.9 million and $524,000 of restricted cash and investments as of December 31, 2002 and 2001, respectively. As of December 31, 2001, restricted cash and investments balances related primarily to certain certificates of deposits to collateralize certain construction insurance claims as well as required sales tax deposits. At December 31, 2002, in addition to these deposits, cash and cash equivalents excludes the majority of the proceeds of the initial public offering of our common stock and the issuance of the Notes, which are restricted by various agreements, including the Disbursement Agreement, which govern the availability of and generally restrict such funds for construction costs of Le Rêve. These funds are held in relatively short-term government-backed debt securities.

[2] Includes the current portion of long-term debt amounting to approximately $38,000, $35,000 and $32,000 as of December 31, 2002, 2001 and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. See "Forward-Looking Statements."

OVERVIEW

In June 2000, the Company acquired the Desert Inn Resort & Casino (the "Desert Inn") assets from Starwood Hotels & Resorts Worldwide, Inc. and ceased operations of the Desert Inn after approximately ten weeks. The Company has demolished some of the buildings that constituted the Desert Inn in anticipation of the construction of Le Rêve. The remaining structures have been and will continue to be utilized as offices at least through the completion of Le Rêve. Since the Company ceased operating the Desert Inn, our efforts have been devoted principally to the development activities described below with respect to Le Rêve and Wynn Macau's opportunity in Macau. In addition, the financial position and operating results of World Travel, LLC and Las Vegas Jet, LLC which comprise principally the ownership and operation of a corporate aircraft, are included in the Company's financial statements. Moreover, we continue to operate an art gallery displaying works from The Wynn Collection, which consists of artwork from the personal art collection of Stephen A. and Elaine Wynn. Through June 2002, we also operated the golf course located on the site of the Desert Inn.

At December 31, 2002, the Company's principal assets included the proceeds of the initial public offering of its common stock and its debt financing subject to various restrictions on the use of such proceeds, the Desert Inn site and equity interests in the Company's various subsidiaries, including a majority interest in Wynn Macau, a foreign subsidiary that has entered into a concession agreement with the government of Macau permitting it to conduct casino gaming operations in Macau.

DEVELOPMENT AND CONSTRUCTION ACTIVITIES

Our activities have included arranging the design, construction and financing of Le Rêve and applying for certain permits, licenses and approvals necessary for the development and operation of Le Rêve. We are constructing and plan to operate Le Rêve as part of a world-class destination casino resort which, together with the new golf course located behind the hotel, will occupy approximately 192 acres of a 212-acre parcel of land on the Las Vegas Strip in Las Vegas, Nevada. Construction of Le Rêve began with groundbreaking in October 2002 and we expect Le Rêve to commence operations in April 2005. The Company is subject to a number of uncertainties relating to the development of the Le Rêve project, including, but not limited to, the timing of the construction, changes in the guaranteed maximum price contract due to delays or certain other issues and completion guarantees. Construction projects of this nature entail significant risks, and the anticipated costs and construction schedule are based upon budgets, conceptual design documents and schedule estimates. As construction progresses, there is always a possibility that delays and construction change orders may occur. Such delays or change orders could have a material adverse affect on our liquidity and operations.

We have also spent considerable time preparing and presenting to the Macau government a proposal that ultimately resulted in obtaining a concession to engage in gaming activities in Macau. On June 24, 2002, Wynn Macau entered into a 20-year concession agreement with the government of Macau granting Wynn Macau the right to construct and operate one or more casinos in Macau. The concession agreement obligates Wynn Macau to invest no less than a total of 4 billion patacas (approximately US $515.6 million at the March 10, 2003 exchange rate) in Macau-related projects by June 26, 2009 and to commence operations of its first permanent casino resort in Macau no later than December 2006. Wynn Macau has entered into a $574,000 pre-construction services agreement with a third-party joint venture for: (i) development of a contractor's proposal, (ii) negotiation of the contractor's proposal, and (iii) negotiation and execution of the construction contract. If Wynn Macau does not invest 4 billion patacas by June 26, 2009, it is obligated to invest the remaining amount in projects related to its gaming operations in Macau that the Macau government approves, or in projects of public interest designated by the Macau government. However, Wynn Macau will not begin construction or operation of any casino in Macau until a number of objectives and conditions are met, including: obtaining sufficient financing, obtaining the ability to extend credit to gaming customers and enforce gaming debts in Macau, and obtaining relief from the complementary income tax and the withholding tax on dividends imposed in Macau. Based on our discussions with government officials, we believe legislative changes relating to these matters will be enacted in 2003. However, we cannot assure you that such proposed legislative changes will be enacted.

As of December 31, 2002, Wynn Macau was majority-owned by the Company through a series of wholly-owned and partially owned domestic and foreign subsidiaries, none of which is a guarantor of, or otherwise restricted by, the Notes or the other debt facilities related to Le Rêve.

RESULTS OF OPERATIONS

As is customary for a development stage company, the Company has not commenced principal operations and therefore revenues are not significant. Consequently, the Company has incurred losses in each period from inception to December 31, 2002. Management expects these losses to continue until planned principal operations have commenced. The Company does not expect that its operating results prior to opening Le Rêve will be indicative of operating results thereafter. We cannot assure you that we will be able to operate Le Rêve at a profit once it is completed.

Results of Operations for the Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001— The Company's development operations resulted in a net loss for the year ended December 31, 2002, of approximately $31.7 million, a 79% increase over the net loss of approximately $17.7 million for the comparable year ended December 31, 2001, due generally to increased development activities.

Total revenues for the year ended December 31, 2002, were nearly consistent with the year ended December 31, 2001. The Company sold its original aircraft in February 2002 and purchased a new aircraft concurrent with the acquisition of World Travel, LLC and Las Vegas Jet, LLC. The new aircraft is not licensed for charter services; consequently, charter revenues, which now consist solely of fees charged for usage by officers of the Company, have decreased by $448,000 or 42% to $629,000 in 2002 from $1.1 million in 2001. Offsetting the decrease in aircraft revenues are increases in revenues from the art gallery and the retail shop, which were opened in November 2001.

Total expenses for the year ended December 31, 2002 increased approximately $14.3 million, or 68%, as compared to the year ended December 31, 2001 primarily due to an approximately $13.3 million increase in pre-opening costs, a loss from incidental operations of approximately $700,000, and approximately $771,000 of increased depreciation expense offset by the absence of facility closure expenses relating to the 2001 closure of the Desert Inn. The increase in pre-opening costs, which consist primarily of salaries and wages and consulting and legal fees, is directly attributable to an increase in pre-opening activities as compared to the same period in the prior year. Management expects pre-opening costs to continue to increase as development of Le Rêve progresses. Depreciation expenses increased primarily due to the addition of the new aircraft in May 2002, while incidental operations incurred a loss due to the closure of the golf course in summer 2002.

Other income—net for the year ended December 31, 2002 decreased approximately $513,000 from the year ended December 31, 2001, primarily as a result of an approximately $1.3 million increase in interest income from 2002 to 2001, offset by an approximately $1.9 million increase in interest expenses. Higher interest income is attributable mainly to the significant increase in cash from the net proceeds from equity and debt financing activity, while increased outstanding debt resulting from the aircraft purchase in May 2002 and subsequent refinancing from the FF&E Facility increased the interest expense. See "Liquidity and Capital Resources" below.

Results of Operations for the Year Ended December 31, 2001 Compared to the Period from Inception to December 31, 2000—The Company recognized a loss of approximately $17.7 million for the year ended December 31, 2001, related to pre-opening costs and depreciation of facilities acquired in the acquisition of the Desert Inn, an approximate increase of 67% from the loss incurred during the period from inception (April 21, 2000) to December 2000 of approximately $10.6 million.

Total revenues for the year ended December 31, 2001 increased approximately $1.1 million from the period from inception to December 31, 2000 primarily as a result of increased charter revenues from third parties recognized by Las Vegas Jet, LLC, which was previously wholly-owned by Mr. Wynn, from approximately $715,000 for the year ended December 31, 2001. In addition, revenues of approximately $80,000 were recognized for the year ended December 31, 2001, primarily as a result of the art gallery and retail shop opening in November 2001.

Total expenses for the year ended December 31, 2001 increased approximately $9.1 million as compared to the period from inception to December 31, 2000 primarily as a result of increased pre-opening costs associated with Le Rêve and depreciation and amortization expenses which were partially offset by lower facility closure expense and losses from incidental operations. This resulted in an increase in net operating losses of approximately $8.0 million for the year ended December 31, 2001 as compared to the period from inception to December 31, 2000.

Pre-opening costs, which consist primarily of salaries and wages and consulting and legal fees, for the year ended December 31, 2001 increased approximately $6.2 million, as compared to the period from inception to December 31, 2000 primarily as a result of increased pre-opening activities and approximately four additional months of costs being recognized during the year ended December 31, 2001 than in the period from inception to December 31, 2000. Similarly, depreciation and amortization recognized for the year ended December 31, 2001 reflects 12 months of expenses as compared to approximately eight months of expenses recognized in the period from inception to December 31, 2000. This resulted in increased depreciation and amortization expenses for the year ended December 31, 2001 of approximately $4.1 million.

Facility closure expenses were approximately $833,000 less for the year ended December 31, 2001, as compared to the period from inception to December 31, 2000, primarily because a majority of the costs incurred for the period from inception to December 31, 2000 related to the closing of the Desert Inn Resort & Casino, which was completed in August 2000. During the period from inception to December 31, 2000, the Company recognized a net loss from incidental operations of approximately $1.2 million as compared to no recognized net loss for the year ended December 31, 2001. The net loss in 2000 was attributable to the incidental casino and hotel operations incurred prior to its closing in August 2000.

Other income—net increased approximately $917,000 in the year ended December 31, 2001 as compared to the period from inception to December 31, 2000 primarily as a result of an approximate $928,000 increase in interest income in 2001. Interest income for the year ended December 31, 2001 reflects interest earned for the 12-month period whereas interest income for the period from inception to December 31, 2000 reflects interest earned for approximately eight months.

Certain Trends That May Affect Development Activities and Future Results of Operations—In the near term, our development activities may be impacted by various economic factors, including, among other things, the availability and cost of materials, the availability of labor resources, interest rate levels and, specifically in connection with the Macau opportunity, foreign exchange rates. The strength and profitability of our business after Le Rêve opens will depend on consumer demand for hotel casino resorts in general and for the type of luxury amenities that Le Rêve will offer. Adverse changes in consumer preferences or discretionary income could harm our business. In particular, the terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere, have had a negative impact on travel and leisure expenditures, including lodging, gaming and tourism. In addition to fears of war in the Mideast and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, could reduce customer demand for the products and services we will offer, thus imposing practical limits on pricing and harming our operations. Also, in his recent "State of the State" address on January 20, 2003, in response to the state's budget deficit, the Governor of Nevada proposed significant increases in cigarette and alcohol taxes, corporate filing fees and slot machine license fees and also proposed a new gross receipts tax which would levy an additional ¼% tax on gross receipts of Nevada businesses. Although we cannot currently predict the likelihood of the implementation of such proposals, the imposition of additional taxes and license fees and a state gross receipts tax would, if enacted, significantly increase our tax liabilities and reduce our cash flows and net income accordingly.

Upon opening Le Rêve we believe that a nominal decline in the strength of the U.S. economy or the amount of disposable income available to individuals would not have a material effect on our results of operations, however, a material decline in the strength of the U.S. economy or the amount of disposable income available to individuals could have a significant impact on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Material Transactions Affecting Liquidity and Capital Resources—Since Valvino's (Wynn Resorts' predecessor) inception on April 21, 2000, there have been a number of transactions that have had a significant impact on the Company's liquidity. Our operations have required substantial capital investment for the acquisition of the land on which Le Rêve will be located and development of Le Rêve.

Capital Contributions and Distributions—Stephen A. Wynn organized Valvino and initially was its sole member. Between April of 2000 and September of 2000, Mr. Wynn made equity contributions to Valvino in an aggregate amount of approximately $220.7 million. On June 15, 2000, Mr. Wynn loaned Valvino $100 million at an interest rate of 7.875% per year.

In July 2000, Valvino used proceeds from a $125 million loan agreement with Deutsche Bank Securities Inc., as lead arranger, and Bankers Trust Company, as administrative agent, to make an approximately $110.5 million equity distribution to Mr. Wynn. At the time of this distribution, Mr. Wynn was the only member of Valvino.

On October 3, 2000, Aruze USA made a contribution of $260 million in cash ($250 million net of finders' fee) to Valvino in exchange for 50% of the membership interests in Valvino and was admitted as a member of Valvino. Mr. Wynn was designated as the managing member of Valvino. On October 3, 2000, $70 million of Mr. Wynn's loan was repaid out of the proceeds of this capital contribution and on October 10, 2000, the Deutsche Bank loan discussed above was repaid in full. The remaining approximately $32.3 million balance of Mr. Wynn's loan, including accrued interest, was converted to equity as a member contribution.

On April 16, 2001, Baron Asset Fund, a Massachusetts business trust, made a contribution of $20.8 million in cash ($20 million net of finders' fees) to Valvino in exchange for approximately 3.7% of the membership interests in Valvino and was admitted as a member of Valvino. Immediately following the admission of Baron Asset Fund, Mr. Wynn and Aruze USA each owned approximately 48.2% of the membership interests in Valvino.

In April 2002, Mr. Wynn, Aruze USA and Baron Asset Fund each made the following further capital contributions to Valvino:

- Mr. Wynn contributed approximately $32 million in cash plus his 90% interest in Wynn Macau, which in June 2002 entered into a concession agreement with the government of Macau permitting it to construct and operate one or more casinos in Macau. The $32 million contribution was comprised of approximately $22.5 million of cash deposited in a Macau bank account which Mr. Wynn assigned to Valvino, Mr. Wynn's right to be reimbursed for approximately $825,000 advanced to Wynn Macau and an additional $8.6 million in cash. Mr. Wynn's 90% interest in Wynn Macau, the principal asset of which was a provisional license to negotiate a concession agreement with the Macau government, had no historical cost basis. This interest was valued at approximately $56 million by the parties to the negotiation of Mr. Wynn's contribution of his interest. For financial statement purposes, as a combination of entities under common control, the contribution of Mr. Wynn's 90% interest in Wynn Macau was recorded at carryover basis (with the primary asset recorded in the financial statements being the approximate $22.5 million of cash) rather than fair value. However, Mr. Wynn's resulting 47.5% ownership interest in Valvino, after these contributions, reflects the fair value of his investment in Wynn Macau relative to the fair value of the contributions from Aruze USA and Baron Asset Fund;

- Aruze USA contributed an additional $120 million in cash; and
- Baron Asset Fund contributed an additional approximately $20.3 million in cash.

Immediately following these additional capital contributions, Mr. Wynn and Aruze USA each owned 47.5% of the membership interests and Baron Asset Fund owned 5% of the membership interests in Valvino. The percentage of membership interests held by Baron Asset Fund were held by it on behalf of two series of Baron Asset Funds: (1) approximately 3.6% of the membership interests in Valvino for the Baron Asset Fund Series, and (2) approximately 1.4% of the membership interests in Valvino for the Baron Growth Fund Series. Neither Mr. Wynn nor Aruze USA increased their relative ownership interests as a result of the April 2002 capital contributions.

On June 24, 2002, the Kenneth R. Wynn Family Trust contributed $1.2 million in cash to Valvino in exchange for 0.146% of the outstanding membership interests in Valvino.

On September 24, 2002, all the members of Valvino contributed 100% of the membership interests in Valvino to the Company in a tax-free exchange for 40,000,000 shares of the Company's common stock, making Valvino and its subsidiaries a wholly-owned subsidiary of the Company.

Acquisitions—On June 22, 2000, Valvino acquired the Desert Inn Resort from Starwood Hotels & Resorts Worldwide, Inc., including the Desert Inn golf course and some, but not all, of the residential lots located in the interior of and around the golf course, for approximately $270 million in cash. In connection with that transaction, Valvino and its subsidiaries also acquired approximately 985 acre-feet of certificated water rights. In addition to acquiring the assets of the Desert Inn, Valvino assumed most of its liabilities, and, to the extent assignable, all of its contracts. Valvino later acquired all of the remaining lots located in the interior of, and some of the remaining lots around, the golf course for a total of $47.8 million, bringing the size of the parcel to approximately 212 acres. On August 28, 2000, Valvino closed the Desert Inn and, in June of 2002, Valvino closed the golf course at the site. Since then, Valvino has been engaged primarily in the development of Le Rêve.

On April 1, 2001, the Company acquired Kevyn, LLC, a previously unconsolidated affiliate which was wholly-owned by Mr. Wynn and whose principal asset was an airplane, for approximately $10 million. The acquisition was treated as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," the assets and liabilities acquired have been recorded at the carrying value at the time of the acquisition and the operating results of Kevyn, LLC are included in the operating statements of the Company from the earliest period presented. As a result, the previously separate historical financial position and results of operations of Kevyn, LLC are combined with the financial position and results of operations of the Company for all periods presented.

Additionally, effective June 28, 2001, the Public Utilities Commission of Nevada approved the transfer of ownership of Desert Inn Water Company, also a previously unconsolidated affiliate and wholly-owned company of Mr. Wynn, to the Company. As the Desert Inn Water Company consisted entirely of all of the shares of Desert Inn Improvement Company whose assets primarily consisted of water rights, this transaction was treated as an acquisition of assets for financial reporting purposes. The Company exchanged the receivable from the Desert Inn Water Company in this acquisition, which was equivalent to the fair market value of the water rights of $6.4 million.

In May 2002, the Company acquired World Travel, LLC and Las Vegas Jet, LLC (entities previously wholly-owned by Mr. Wynn). The acquisitions were accounted for as reorganizations of entities under common control. Accordingly, the assets and liabilities of these entities have been recorded at the carrying value at the time of the acquisition and the operating results of the entities are included in the operating statements of the Company from the earliest period presented. As a result, the previously separate historical financial position and results of operations of World Travel, LLC and Las Vegas Jet, LLC are combined with the financial position and results of operations of the Company for all periods presented.

Financings—On October 25, 2002, Wynn Resorts completed the initial public offering of 34,615,000 shares of its common stock at a price of $13 per share. The common stock trades on the NASDAQ National Market under the symbol "WYNN." Stephen A. Wynn, Chairman of the Board, CEO and a principal stockholder of Wynn Resorts, and Aruze USA, another principal stockholder of Wynn Resorts, collectively purchased approximately 11,150,000 of these shares directly from the Company at the $13 per share price. Total proceeds of approximately $450 million were reduced by underwriting discounts and commissions of approximately $19.5 million and legal and professional expenses directly incurred with respect to the offering of approximately $4.1 million for net proceeds to the Company of approximately $426.4 million, which will be used to finance construction of Le Rêve and provide $40 million for the intended additional investment in Macau.

Concurrent with the initial public offering, two wholly-owned subsidiaries of the Company (Wynn Las Vegas and Wynn Capital) issued the notes in the aggregate principal amount of $370 million. In addition, Wynn Las Vegas entered into the Revolver, the Term Loan and the FF&E Facility for additional construction and furniture, fixtures and equipment financing for Le Rêve. See "Description of Certain Indebtedness" below for additional information.

The Notes were issued for proceeds of approximately $343.3 million net of an original issue discount of approximately $26.7 million. The proceeds were further reduced by approximately $10.1 million of underwriting discounts and commissions and approximately $4.3 million of legal and professional expenses, all of which are capitalized and amortized over the term of the Notes using the effective interest method. Net proceeds were approximately $328.9 million and will be used to finance the development and construction of Le Rêve, to pay pre-opening expenses and meet debt service obligations.

In addition to the offering costs associated with the initial public offering of the Company's common stock and the issuance of the Notes, approximately $47.3 million of legal and professional expenses were incurred in connection with the Credit Facilities and the FF&E Facility. These expenses are capitalized and amortized over the terms of the respective facilities.

Wynn Resorts has fully and unconditionally guaranteed the payment in full of the Credit Facilities, the FF&E Facility and the Notes on an unsecured basis, but is not directly subject to the restrictive covenants in its subsidiaries' debt facilities. However, if Wynn Resorts grants specified liens to secure other guarantees or indebtedness, it will be required to secure the guarantees of the Credit Facilities and the Notes on a *pari passu* basis. Wynn Resorts' domestic and foreign subsidiaries related to the Macau opportunity are not guarantors or restricted entities and will not be subject to the covenants in the Notes or the Credit Facilities. In addition, a $30.0 million liquidity reserve account has been established and a special purpose subsidiary of Wynn Las Vegas has been capitalized with $50 million of the equity proceeds and provides a completion guarantee in favor of the lenders under the Credit Facilities and the Notes to secure completion of Le Rêve. After completion of Le Rêve, any remaining amounts will be released to the Company.

On November 11, 2002, the underwriters to the initial public offering exercised in full a 3,219,173 share over-allotment option, resulting in additional net proceeds of approximately $38.9 million, net of the underwriting discounts and commissions of approximately $2.9 million.

In connection with the acquisitions of World Travel, LLC and Las Vegas Jet, LLC, the Company partially financed the purchase of a private jet aircraft for $38.0 million with the issuance of a note payable for $28.5 million collateralized by the aircraft. In November 2002, the Company withdrew $38.0 million against the FF&E Facility to repay the note payable secured by the aircraft acquired in connection with the acquisition of World Travel, LLC. The unused portion of the draw will be used for construction of Le Rêve.

Expected Capital Resources and Commercial Commitments—At December 31, 2002, the Company had approximately $109.6 million of cash and cash equivalents. In addition, the Company had approximately $792.9 million in restricted cash and investments from the proceeds of the debt and equity financings discussed above and restricted in accordance with the Disbursement Agreement described below, including the $80.0 million restricted for the liquidity reserve account and the completion guarantee as also discussed below. The restricted cash and investments also includes approximately $2.5 million in cash restricted to collateralize certain construction insurance claims and sales tax deposits. Cash equivalents are comprised of investments in overnight money market funds. Restricted investments are kept in money market funds or relatively short-term, government-backed marketable debt securities as required by the Disbursement Agreement.

As of December 31, 2002, approximately $577.0 million of the total Le Rêve project cost of approximately $2.4 billion (including the cost of the land, capitalized interest, pre-opening expenses and all financing fees) had been expended or incurred to fund the development, and begin construction, of Le Rêve. The remaining development and construction costs for Le Rêve are expected to be funded from a combination of our cash on hand from contributed capital and a majority of the net proceeds of the initial public offering of the Company's common stock and the Notes, and additional borrowings under the Credit Facilities and the FF&E Facility.

The following table summarizes certain information regarding our expected long-term indebtedness and material commercial commitments based upon our best estimate at December 31, 2002 of our expected long-term indebtedness and commercial commitments (amounts in millions):

Long-Term Indebtedness	Total	Payments Due By Period Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Revolving credit facility[1]	$ 726.4	$ —	$ —	$ —	$ 726.4
Delay draw term loan facility[2]	250.0	—	10.0	90.0	150.0
FF&E facility[3]	188.5	—	10.1	88.5	89.9
Second mortgage notes	370.0	—	—	—	370.0
Other long-term obligations[4]	0.3	—	0.1	0.1	0.1
Total long-term indebtedness	$1,535.2	$ —	$ 20.2	$178.6	$1,336.4

Other Commercial Commitments	Total Amounts Committed	Amount of Commitment Expiration Per Period Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Construction contracts[5]	$ 979.4	$416.7	$562.7	$ —	$ —
Macau concession agreement[6]	515.6	—	—	—	515.6
Employment agreements[7]	42.4	10.0	20.2	12.2	—
Other commercial commitments[8]	2.9	2.9	—	—	—
Total commercial commitments	$1,540.3	$429.6	$582.9	$ 12.2	$ 515.6

[1] As of December 31, 2002, we have not borrowed any amounts under the Revolver, however, we anticipate drawing approximately $726.4 million to fund the design, construction, development, equipping and opening of Le Rêve, assuming that Le Rêve is completed on schedule. An additional $23.6 million is available under the Revolver, subject to certain limitations. Once the total extensions of credit under the Revolver equal or exceed $200 million, lead arrangers holding a majority of the commitments of the lead arrangers under that facility will have the right to convert between $100 million and $400 million of the outstanding revolving loans into term loans on the same terms and conditions as the Term Loans under the delay draw term loan facility or on such other terms as we and the administrative agent and syndication agent can agree. In addition, the Revolver will provide for a cash flow sweep each year that will reduce the commitment under that facility by the amount of the cash swept.

[2] As of December 31, 2002, we have not borrowed any amounts under the Term Loan, however we anticipate drawing the entire available balance in the future for additional funding of the construction and development of Le Rêve. Term Loans will be repayable in quarterly installments from the first full fiscal quarter after completion of Le Rêve until the seventh anniversary of the closing in amounts to be determined in accordance with the terms of the Credit Facilities.

[3] As of December 31, 2002, we have borrowed approximately $38.0 million under the FF&E Facility. Approximately $28.5 million of these borrowings were used to refinance a loan, secured by a mortgage on World Travel's Bombardier Global Express aircraft, made by Bank of America, N.A. to World Travel, LLC, a wholly-owned subsidiary of Wynn Las Vegas. The remaining $9.5 million of currently borrowed funds and the unused portion of the $188.5 million facility is expected to provide funds for furniture, fixtures and equipment to be used at Le Rêve.

[4] Represents the amount owing pursuant to an annuity issued by ITT Sheraton in connection with the acquisition of a parcel of land in 1994. The annuity bears interest at an annual rate of 8% and requires payment of $5,000 per month until February 2009. The Company assumed the obligations under the annuity in connection with its acquisition of the Desert Inn.

[5] Represents obligations under our signed construction contracts with Marnell Corrao and Bomel Construction Company, Inc. We expect to sign additional contracts for the construction of Le Rêve. We expect to satisfy some of the payment obligations under these contracts using amounts borrowed under the long-term indebtedness shown above.

[6] The Macau concession agreement requires Wynn Macau to invest 4 billion Patacas (approximately $515.6 million) on one or more casino projects over a seven-year period. Wynn Macau is obligated to operate its first casino in Macau by December 2006. The full contractual commitment is shown as having to be made after five years, but the timing of the expenditures is subject to change. In addition, contractual obligations are stated in Macau Patacas and therefore the amount of commitment as expressed in US dollars may be subject to increases depending on fluctuations in the foreign rate of exchange.

[7] We have entered into employment agreements with several executive officers, other members of management, and certain key employees. These agreements generally have three to five year terms, typically indicate a base salary with specified annual increases, and often contain provisions for guaranteed bonuses. If we terminate certain executives without "cause" or if certain executives terminate employment with us for "good reason" following a "change of control" (as these terms are defined in the employment contracts), we will pay the executive a "separation payment" in a lump sum, which typically is equal to the base salary of the remaining term of the employment contract plus foregone bonuses, plus certain other payments.

[8] Includes a standby letter of credit for our owner-controlled insurance program and a $574,000 Macau pre-construction services agreement.

Description of Certain Indebtedness—The following discussion summarizes the material terms of certain material debt agreements to which certain of our subsidiaries will be parties. However, this summary is qualified in its entirety by reference to the relevant agreements described herein. References to the "restricted entities" or to the "Guarantors" mean Valvino; Wynn Resorts Holdings; Wynn Design & Development, LLC; World Travel, LLC; Las Vegas Jet, LLC; Desert Inn Water Company, LLC and Palo, LLC and references to the "Issuers" mean Wynn Las Vegas and Wynn Capital.

Second Mortgage Notes—On October 30, 2002, the Issuers issued the Notes maturing November 1, 2010 with semi-annual interest payments beginning in May 2003. The Notes are unconditionally guaranteed by Wynn Resorts, Limited as the parent company and certain other subsidiary guarantors, are secured by a first priority security interest in the net proceeds of the offering and a second priority security interest in substantially all the assets of the Issuers and certain restricted subsidiaries, and rank senior in right of payment to all of the Issuers' existing and future subordinated indebtedness. In addition, the Notes contain certain affirmative and negative covenants applicable to the Issuers and the restricted entities, including limitations on additional indebtedness, declaration and payment of dividends, issuance of preferred stock and equity interests of wholly-owned subsidiaries, certain payments or investments, golf course and Phase II land development, transactions with affiliates, asset sales, sale-leaseback transactions, and various other restrictions as defined in the Indenture. While Wynn Resorts is not subject to a majority of the restrictive covenants in the Indenture, pursuant to the terms of its parent guaranty, if it grants specified liens to secure other guarantees or indebtedness it will be required to grant *pari passu* liens on the same assets to secure its parent guaranty of the Notes. As of December 31, 2002, the Company is in compliance with all such covenants.

Other than mandatory redemption required by gaming authorities resulting from unsuitable persons, the Issuers will not be required to make mandatory redemption or sinking fund payments. However, if a change of control occurs, the holders of the Notes may require the Issuers to repurchase all or part of the Notes at 101% of the principal amount, plus accrued interest. In addition, after November 1, 2006, the Issuers may elect to redeem all or part of the Notes at the redemption prices below, plus accrued interest on the redemption date, if redeemed during the twelve-month period beginning on November 1 of the years below:

Year	Percentage
2006	112%
2007	108%
2008	104%
2009 and thereafter	100%

Credit Facilities—Effective October 30, 2002, Wynn Las Vegas entered into the Credit Facilities for additional construction financing for Le Rêve. The Credit Facilities are guaranteed by Wynn Resorts as the parent company, Valvino and its subsidiaries, and certain of Valvino's affiliates. While Wynn Resorts is not subject to a majority of the restrictive covenants in the Credit Facilities, pursuant to the terms of its parent guaranty, if it grants specified liens to secure other guarantees or indebtedness it will be required to grant *pari passu* liens on the same assets to secure its parent guaranty of the Credit Facilities. The Credit Facilities are also secured by a first priority security interest in a $30.0 million liquidity reserve account as further described below, a first priority pledge of all equity interests in, and a first priority security interest in substantially all the assets of, Wynn Las Vegas, Wynn Capital and the restricted entities, first mortgages on all real property constituting Le Rêve, and a second priority security interest on the furniture, fixtures and equipment securing the FF&E Facility described below.

The Revolver and the Term Loan mature in October 2008 and October 2009, respectively. Prior to the opening of Le Rêve, annual interest is charged on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus 4% on the Revolver and LIBOR plus 5.5% on the Term Loan. Subsequent to the opening of Le Rêve, the rates will be adjusted based upon a leverage ratio. In addition, the Revolver will require quarterly payments on the unused available borrowings at an annual rate of 2%, while the Term Loan will require quarterly payments at an annual rate of 2.5% through December 31, 2002, 3% from January 1, 2003 to June 30, 2003 and 4% thereafter. Wynn Las Vegas will be required to obtain interest rate protection through interest rate swaps, caps or other similar arrangements against increases in the interest rates with respect to not less than $125 million of Term Loan availability, and up to $200 million of Revolver loans that are converted to Term Loans.

When borrowings outstanding under the Revolver equal or exceed $200 million, lead arrangers holding a majority of the commitments will have the right to convert $100 million to $400 million of the amounts outstanding to term loans with the same terms and conditions as those made under Term Loan facility.

The Term Loan provides for draws of funds under one or more term loans no more frequently than once per month for 27 months after the closing. Once repaid, term loans may not be reborrowed.

The Issuers and Guarantors are required to comply with several affirmative and negative covenants, including limitations on additional indebtedness, guarantees, dividends, transactions with affiliates, capital expenditures, asset sales and others. There are also several financial covenants including the maintenance of a minimum fixed charge coverage ratio, minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"), total debt to EBITDA and net worth. As of December 31, 2002, the Company is in compliance with all such covenants.

FF&E Facility—Effective October 30, 2002, Wynn Las Vegas entered the FF&E Facility to provide financing and refinancing for furniture, fixtures and equipment to be used at Le Rêve. The proceeds from the FF&E Facility may also be used to refinance a replacement corporate aircraft, in which case Wynn Las Vegas would request the FF&E lenders to increase the total commitment under the FF&E Facility by $10 million to $198.5 million.

In connection with the acquisitions of World Travel, LLC and Las Vegas Jet, LLC, the Company partially financed the purchase of a private jet aircraft for $38.0 million with the issuance of a note payable for $28.5 million collateralized by the aircraft. In November 2002, the Company withdrew $38.0 million against the FF&E Facility to repay the note payable secured by the aircraft acquired in connection with the acquisition of World Travel, LLC. The unused portion of the draw will be used for construction of Le Rêve.

The FF&E Facility is guaranteed by the same guarantors as the Credit Facilities, on a senior unsecured basis, matures in October 2009, and has substantially the same interest rates and elections as the Revolver discussed above.

Disbursement Agreement—The Company has entered into an agreement (the "Disbursement Agreement") with Deutsche Bank Trust Company Americas, as the bank agent and disbursement agent, Wells Fargo Bank, National Association, as the second mortgage note trustee, and Wells Fargo Bank Nevada, National Association as the FF&E agent, which sets forth the Company's material obligations to construct and complete Le Rêve, establishes a line-item budget and schedule for its construction and establishes the conditions to, and the relative sequencing of, the making of disbursements from the proceeds of the Notes, the Credit Facilities and the FF&E Facility. The Disbursement Agreement restricts the Company's use of the proceeds of the Notes, the Credit Facilities and the FF&E Facility to only project costs related to Le Rêve and, subject to certain limitations, corporate overhead and related costs.

In order to facilitate the funding of disbursements in accordance with the Disbursement Agreement, the Company established certain accounts including, but not limited to, the Completion Guarantee Deposit Account and the Liquidity Reserve Account discussed in further detail below, which are pledged to the lenders under the Credit Facilities and, with respect to the secured account holding the proceeds of the Notes, the holders of the Notes. Prior to borrowing any amounts under the Credit Facilities or the FF&E Facility or receiving any disbursements from the secured account holding the proceeds of the Notes, the Company is required to use a substantial portion of the equity offering proceeds and other available funds to commence construction of Le Rêve. At that point the proceeds of the Notes, other than amounts sufficient to pay interest, will be used, followed thereafter by the proceeds of the Credit Facilities and the FF&E Facility. However, as a condition to borrowing amounts under the Credit Facilities or the FF&E Facility or receiving any disbursements from the secured account holding the proceeds of the Notes, the Company is required to submit evidence acceptable to the third-party construction consultant that construction of Le Rêve has been completed at the time of such borrowing in accordance with the plans and specifications, on budget and on schedule.

Completion Guarantee and Liquidity Reserve—The Company contributed $50 million of the net proceeds of the equity offering to Wynn Completion Guarantor, LLC, a special purpose subsidiary of Wynn Las Vegas formed in October 2002 to provide a completion guarantee in favor of the lenders under the Credit Facilities and the Notes to secure completion of Le Rêve. The funds were deposited into a required escrow Completion Guarantee Deposit Account. These funds will gradually be available to apply to the cost of the project, commencing after 50% of the construction work has been completed. After completion of Le Rêve, any remaining amounts will be released to the Company.

In addition, the Company deposited $30.0 million from the net proceeds of the equity offering into a required escrow Liquidity Reserve Account to secure the completion and opening of Le Rêve. The lenders under the Credit Facilities have a first priority security interest and the holders of the Notes have a second priority security interest in these funds. These funds will gradually be available to apply to the cost of the project, commencing after 50% of the construction work has been completed. Any amounts remaining upon completion will be used for debt service under the Credit Facilities and the Notes, and if consolidated EBITDA levels permit, to reduce the Revolver.

Financing for the Macau Opportunity—We intend to invest at least $40 million of the net proceeds from the initial public offering in Wynn Macau as part of the financing of the Macau opportunity. The indirect minority investors in Wynn Macau have agreed to participate in this additional investment along with Wynn Resorts to the extent of their proportionate effective interests in Wynn Macau (17.5% in the aggregate). It is expected that significant additional financing will be needed to fund the development, construction and operation of one or more casinos in Macau. Wynn Macau has entered into a $574,000 pre-construction services agreement with a third-party joint venture for: (i) development of the contractor's proposal, (ii) negotiation of the contractor's proposal, and (iii) negotiation and execution of the construction contract. Wynn Macau has also begun preliminary discussions to arrange the additional financing, and is considering different alternatives, including debt financing or additional equity financing at the Wynn Macau level or at the level of Wynn Macau's intermediary holding companies. At the present time, Wynn Macau has not yet determined the amount of financing that will be required to complete its first casino resort. If Wynn Resorts decides to raise additional equity at the Wynn Resorts level or at the Wynn Macau or intermediary holding company level to fund the Macau opportunity, its stockholders would suffer direct or indirect dilution of their interests. Wynn Macau currently has no commitments relating to any third party financing. Except for Wynn Resorts, we do not expect financing for any such project to be provided by or through any of the issuers or guarantors of the Notes or any other indebtedness relating to the Le Rêve project. After construction of Wynn Macau's first casino resort, Wynn Macau intends to satisfy its remaining financial obligations, if any, under the concession agreement through the development of future phased expansions and, possibly, additional casino resorts.

Other Liquidity Matters—New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. For example, we continue to explore opportunities to develop additional gaming or related businesses in Las Vegas or other domestic or international markets such as Illinois, whether through acquisition, investment or development. Any such development would require us to obtain additional financing. We may also decide to conduct any such development through Wynn Resorts or through a line of subsidiaries separate from the Le Rêve entities. In addition, Wynn Resorts' articles of incorporation provide that Wynn Resorts may redeem shares of its capital stock, including its common stock, that are owned or controlled by an unsuitable person or its affiliates to the extent a gaming authority makes a determination of unsuitability and orders the redemption, or to the extent deemed necessary or advisable by the Board of Directors. The redemption price may be paid in cash, by promissory note or both, as required by the applicable gaming authority and, if not, as Wynn Resorts elects. Any promissory note that Wynn Resorts issues to an unsuitable person or its affiliate in exchange for its shares may increase our debt to equity ratio and will increase our leverage ratio.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The consolidated financial statements of the Company were prepared in conformity with accounting principles generally accepted in the United States of America. Certain of our accounting policies, including the estimated lives of our depreciable assets, our annual evaluation of assets for impairment and the purchase price allocations made in connection with acquisitions, require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. As of, and for the period from inception to December 31, 2002, management does not believe there are any highly uncertain matters or other underlying assumptions that would have a material effect on the statement of financial position or results of operations of the Company if actual results differ from our estimates.

Critical accounting policies currently reflected in the consolidated financial statements primarily relate to expensing preopening costs as incurred, capitalizing construction costs, including portions of interest attributable to certain qualifying assets, and other policies related to our development stage status.

During the period of the construction of Le Rêve, direct costs such as those expected to be incurred for the design and construction of the hotel and casino, the championship golf course and the water-based entertainment production, including interest, are capitalized. Accordingly, the recorded amounts of property and equipment will increase significantly. Depreciation expense related to the capitalized construction costs will not be recognized until the related assets are put in service. Accordingly, upon completion of construction and commencement of operation of Le Rêve, depreciation expense recognized based on the estimated useful life of the corresponding asset will have a significant effect on the results of our operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142, which is effective for the Company as of January 1, 2002, requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill, reassessment of the useful lives of existing intangibles and ongoing assessments of potential impairment of existing goodwill. As of December 31, 2001, the Company had no goodwill but did have intangible assets consisting of a trademark and water rights with indefinite useful lives. Accordingly, the adoption of this statement on January 1, 2002 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of certain obligations of lessees. This Statement is effective for fiscal years beginning after June 15, 2002. The Company adopted SFAS No. 143 on January 1, 2003, with no material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of this Statement are effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002 with no material impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, this statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. The Company adopted SFAS No. 145 on January 1, 2003, with no material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The Company adopted SFAS No. 146 on January 1, 2003, with no material impact on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, and requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. A fundamental conclusion reached by the FASB in this interpretation is the exclusion from the liability recognition provisions, of guarantees issued between entities under common control or parent or subsidiary guarantees of third party debt on behalf of that parent or subsidiary. Such guarantees, however, are not excluded from the enhanced disclosure provisions. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, however the disclosure provisions are effective for financial statements of interim or annual periods ending after December 15, 2002. As a result, the Company adopted the disclosure provisions of FIN No. 45 for its 2002 annual consolidated financial statements, which had no material impact. The Company also does not expect the recognition and measurement provisions to have a material impact upon its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 continues to permit companies to continue to apply the intrinsic value based method of accounting for stock-based employee compensation as provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," however it requires that companies that elect to do so, provide specific tabular pro forma disclosures required by SFAS No. 123 in the Summary of Significant Accounting Policies. In addition, SFAS No. 148 requires these disclosures in financial reports for interim periods. The Company continues to apply the intrinsic value based method of accounting for stock-based employee compensation as allowed by SFAS No. 148, and therefore adoption of this Statement did not have a material impact upon its consolidated financial position or results of operations. However, the Company adopted the disclosure provisions of SFAS No. 148 for the 2002 annual consolidated financial statements and will provide the required disclosures in consolidated financial statements provided prospectively on an interim basis.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices.

Interest Rate Risk—Our primary exposure to market risk is interest rate risk associated with the Revolver, the Term Loan facility and the FF&E Facility, each of which bear interest based on floating rates at a specified premium over the London Interbank Offered Rate ("LIBOR"). We will attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings. The amount of outstanding borrowings under the various debt instruments is expected to increase (i) as the proceeds of the initial public offering of our common stock are used in the construction of Le Rêve, (ii) the commencement of Macau development, and (iii) as the Macau financing evolves.

The following table provides information about our long-term indebtedness as of December 31, 2002 (see also "Description of Certain Indebtedness"):

(in thousands)	Maturity Date	Face Amount	Carrying Value	Estimated Fair Value
FF&E Facility, interest at LIBOR plus 4%				
(approximately 5.38% at December 31, 2002)	October 2009	$ 38,000	$ 38,000	$ 36,480
Note payable—land parcel; interest at 8.0%	February 2009	291	291	291
12% Second Mortgage Notes	November 2010	370,000	343,900	373,700
Total long-term debt		$408,291	$382,191	$410,471

Although we will be required to obtain interest rate protection through interest rate swaps, caps, collars or other arrangements with respect to 50% of the term loans (including any revolving loans that may be converted into term loans), we cannot assure you that these risk management strategies will have the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

We do not use derivative financial instruments, other financial instruments or derivative commodity instruments for trading or speculative purposes.

The following table provides estimated future cash flow information derived from our best estimates at December 31, 2002 of our expected long-term indebtedness (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources"). However, we cannot predict the LIBOR rates that will be in effect in the future. Accordingly, the LIBOR rate at December 31, 2002 equal to 1.38% is used for all calculations in the table below.

	As of December 31,						
($ in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Fixed rate	—	—	—	$ 0.1	$ 0.1	$370.1	$ 370.3
Average interest rate	—	—	—	8.00%	8.00%	12.00%	12.00%
Variable rate	—	—	$20.1	$82.5	$96.0	$966.3	$1,164.9
Average interest rate	—	—	6.13%	6.11%	6.16%	5.61%	5.70%

Foreign Currency Risks—The currency used in Wynn Macau's concession agreement with the government of Macau is the Macau pataca. The Macau pataca, which is not a freely convertible currency, is linked to the Hong Kong dollar, and in many cases the two are used interchangeably in Macau. The Hong Kong dollar is linked to the U.S. dollar and the exchange rate between these two currencies has remained relatively stable over the past several years. However, the exchange linkages of the Hong Kong dollar and the Macau pataca, and the Hong Kong dollar and the U.S. dollar, are subject to potential changes due to, among other things, changes in Chinese governmental policies and international economic and political developments.

Because Wynn Macau's payment and expenditure obligations under the concession agreement are in Macau patacas, in the event of unfavorable Macau pataca or Hong Kong dollar rate changes, Wynn Macau's obligations, as denominated in U.S. dollars, would increase. In addition, because we expect that most of the revenue for any casino that Wynn Macau operates in Macau will be in Hong Kong dollars, we are subject to foreign exchange risk with respect to the exchange rate between the Hong Kong dollar and the U.S. dollar. Wynn Macau intends to spend any Macau patacas received on local casino operating expenses. Also, if any of our Macau-related entities incur U.S. dollar-denominated debt, fluctuations in the exchange rates of the Macau pataca or the Hong Kong dollar, in relation to the U.S. dollar, could have adverse effects on Wynn Macau's ability to service its debt, its results of operations and its financial condition. We have not yet determined whether we will engage in hedging activities to protect against foreign currency risk.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report contains statements that are forward-looking, including, but not limited to, statements relating to our business strategy and development activities including our opportunity in Macau, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations), expectations concerning future operations, margins, profitability and competition. Any statements contained in this Annual Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, in some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "would," "could," "believe," "expect," "anticipate," "estimate," "intend," "plan," "continue" or the negative of these terms or other comparable terminology. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by us. These risks and uncertainties include, but are not limited to, those relating to competition, doing business in foreign countries such as Macau (including the risks associated with Macau's new and largely untested gaming regulatory framework), new development and construction activities, our dependence on Stephen A. Wynn and existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), levels of casino spending and vacationing, general domestic or international economic conditions, pending or future legal proceedings, changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions), application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations) and the consequences of any future security alerts and/or terrorist attacks such as the attacks that occurred on September 11, 2001. Further information on potential factors which could affect our financial condition, results of operations and business are included in our filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which are based only on information currently available to us. We undertake no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF WYNN RESORTS, LIMITED
LAS VEGAS, NEVADA

We have audited the accompanying consolidated balance sheets of Wynn Resorts, Limited and subsidiaries (a development stage company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2002 and 2001 and for the periods from inception (April 21, 2000) to December 31, 2000 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wynn Resorts, Limited and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended December 31, 2002 and 2001 and for the periods from inception to December 31, 2000 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Las Vegas, Nevada
February 21, 2003

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)	December 31, 2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 109,644	$ 39,268
Restricted cash	46,387	524
Restricted investments	746,490	—
Receivables, net	184	534
Inventories	212	284
Prepaid expenses	2,010	1,020
Total current assets	904,927	41,630
Property and equipment, net	420,496	337,467
Water rights	6,400	6,400
Trademark	1,000	1,000
Deferred financing costs	60,159	—
Other assets	5,619	2,046
Total assets	$1,398,601	$388,543
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 38	$ 35
Accounts and construction payable	10,208	2,077
Accrued interest	8,159	—
Accrued compensation and benefits	1,359	1,025
Accrued expenses and other current liabilities	888	885
Total current liabilities	20,652	4,022
Long-term debt	382,153	291
Total liabilities	402,805	4,313
Minority interest	4,183	—
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, par value $0.01; authorized 40,000,000 shares; zero shares issued and outstanding	—	—
Common stock, par value $0.01; authorized 400,000,000 shares; 78,972,511 and 39,403,891 shares issued and outstanding	790	394
Additional paid-in capital	1,065,649	412,178
Deferred compensation—restricted stock	(14,771)	—
Deficit accumulated from inception during the development stage	(60,055)	(28,342)
Total stockholders' equity	991,613	384,230
Total liabilities and stockholders' equity	$1,398,601	$388,543

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)	Year Ended December 31, 2002	Year Ended December 31, 2001	Period from Inception to December 31, 2000	Period from Inception to December 31, 2002
Revenues:				
Airplane	$ 629	$ 1,077	$ 87	$ 1,793
Art gallery	279	35	—	314
Retail	237	27	—	264
Water	14	18	—	32
Net revenues	1,159	1,157	87	2,403
Expenses:				
Pre-opening costs	25,147	11,862	5,706	42,715
Depreciation and amortization	8,934	8,163	4,045	21,142
(Gain)/Loss on sale of assets	(21)	394	—	373
Selling, general and administrative	622	376	—	998
Facility closure expenses	—	373	1,206	1,579
Cost of water	59	40	—	99
Cost of retail sales	118	9	—	127
Loss from incidental operations	700	—	1,163	1,863
Total expenses	35,559	21,217	12,120	68,896
Operating loss	(34,400)	(20,060)	(12,033)	(66,493)
Other income (expense):				
Interest expense, net	(1,897)	(28)	(17)	(1,942)
Interest income	3,718	2,362	1,434	7,514
	1,821	2,334	1,417	5,572
Minority interest	866	—	—	866
Net loss accumulated during the development stage	$(31,713)	$(17,726)	$(10,616)	$(60,055)
Basic and diluted earnings per common share:				
Net loss:				
Basic	$ (0.68)	$ (0.45)	$ (0.28)	$ (1.44)
Diluted	$ (0.68)	$ (0.45)	$ (0.28)	$ (1.44)
Weighted average common shares outstanding:				
Basic	46,706	38,984	37,945	41,576
Diluted	46,706	38,984	37,945	41,576

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in thousands, except share data)	Common Stock		Additional Paid-in Capital	Deferred Compensation—Restricted Stock	Net Loss Accumulated During the Development Stage	Total Stockholders' Equity
	Shares Outstanding	Par Value				
Balances, Inception (April 21, 2000)	—	$ —	$ —	$ —	$ —	$ —
Capital contributions	37,944,544	379	512,675	—	—	513,054
Distributions	—	—	(110,482)	—	—	(110,482)
Third party fees	—	—	(10,000)	—	—	(10,000)
Net loss accumulated during the development stage	—	—	—	—	(10,616)	(10,616)
Balances, December 31, 2000	37,944,544	379	392,193	—	(10,616)	381,956
Capital contributions	1,459,347	15	20,785	—	—	20,800
Third party fees	—	—	(800)	—	—	(800)
Net loss accumulated during the development stage	—	—	—	—	(17,726)	(17,726)
Balances, December 31, 2001	39,403,891	394	412,178	—	(28,342)	384,230
Capital contributions	596,109	6	173,488	—	—	173,494
Issuance of common stock through initial public offering	34,615,000	346	426,024	—	—	426,370
Issuance of common stock through over-allotment option	3,219,173	32	38,888	—	—	38,920
Issuance of restricted stock	1,138,338	12	15,071	(15,083)	—	—
Amortization of deferred compensation—restricted stock	—	—	—	312	—	312
Net loss accumulated during the development stage	—	—	—	—	(31,713)	(31,713)
Balances, December 31, 2002	78,972,511	$790	$1,065,649	$(14,771)	$(60,055)	$ 991,613

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Period from Inception to December 31, 2000	Period from Inception to December 31, 2002
Cash flows from operating activities:				
Net loss accumulated during the development stage	$ (31,713)	$(17,726)	$ (10,616)	$ (60,055)
Adjustments to reconcile net loss accumulated during the development stage to net cash used in operating activities:				
Depreciation and amortization	8,934	8,163	4,045	21,142
Minority interest	(866)	—	—	(866)
Amortization of deferred compensation	312	—	—	312
(Gain)/Loss on sale of fixed assets	(21)	394	—	373
Incidental operations	1,971	3,611	1,198	6,780
Increase (decrease) in cash from changes in:				
Receivables, net	350	477	6,970	7,797
Inventories and prepaid expenses	(918)	(95)	(48)	(1,061)
Accounts payable and accrued expenses	11,603	585	(8,986)	3,202
Total adjustments	21,365	13,135	3,179	37,679
Net cash used in operating activities	(10,348)	(4,591)	(7,437)	(22,376)
Cash flows from investing activities:				
Acquisition of Desert Inn Resort and Casino, net of cash acquired	—	—	(270,718)	(270,718)
Capital expenditures, net of construction payables	(66,255)	(29,082)	(55,641)	(150,978)
Restricted cash and investments	(792,353)	(524)	—	(792,877)
Other assets	(3,573)	(1,707)	(1,299)	(6,579)
Proceeds from sale of equipment	8,007	775	776	9,558
Net cash used in investing activities	(854,174)	(30,538)	(326,882)	(1,211,594)
Cash flows from financing activities:				
Equity contributions	173,494	20,800	480,713	675,007
Equity distributions	—	—	(110,482)	(110,482)
Proceeds from issuance of common stock	491,844	—	—	491,844
Third party fees	(26,554)	(800)	(10,000)	(37,354)
Macau minority contributions	5,050	—	—	5,050
Proceeds from issuance of long-term debt	381,334	—	125,000	506,334
Principal payments of long-term debt	(28,535)	(32)	(125,018)	(153,585)
Deferred financing costs	(61,735)	—	(1,465)	(63,200)
Proceeds from issuance of related party loan	—	—	100,000	100,000
Principal payments of related party loan	—	—	(70,000)	(70,000)
Net cash provided by financing activities	934,898	19,968	388,748	1,343,614
Cash and cash equivalents:				
Increase (decrease) in cash and cash equivalents	70,376	(15,161)	54,429	109,644
Balance, beginning of period	39,268	54,429	—	—
Balance, end of period	$ 109,644	$ 39,268	$ 54,429	$ 109,644
Supplemental cash flow disclosures:				
Cash paid for interest, net of amounts capitalized	$ 1,443	$ 28	$ 17	$ 1,488
Advances and loans converted to contributed capital	$ 458	$ —	$ 32,300	$ 32,758
Equipment purchases financed by debt	$ 28,500	$ —	$ —	$ 28,500
Due from related party reclassified to Water rights	$ —	$ 6,400	$ —	$ 6,400
Purchase accounting reduction of land for excess liabilities	$ —	$ 1,400	$ —	$ 1,400

The accompanying notes are an integral part of these consolidated financial statements

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization—Wynn Resorts, Limited, a Nevada corporation ("Wynn Resorts"), was formed in June 2002 to offer shares of its common stock for sale to the public in an initial public offering. Wynn Resorts' predecessor, Valvino Lamore, LLC ("Valvino"), was formed in April 2000 as a Nevada limited liability company to acquire land and design, develop and finance a new resort casino/hotel project named "Le Rêve." In addition, in June 2002, Valvino, through its majority-owned indirect subsidiary, Wynn Resorts (Macau) S.A. ("Wynn Macau"), entered into an agreement with the government of Macau, granting Wynn Macau the right to construct and operate one or more casino gaming properties in the Macau Special Administrative Region of the People's Republic of China ("Macau"), located 37 miles southwest of Hong Kong.

As more fully described in below, on September 24, 2002, Wynn Resorts became the parent company of Valvino when all the members of Valvino contributed 210,834 shares comprising 100% of the membership interests of Valvino to Wynn Resorts in exchange for 40,000,000 shares of the common stock of Wynn Resorts as discussed below. Hereafter, all references to the "Company" refer to Wynn Resorts and its subsidiaries or Valvino and its subsidiaries, as its predecessor company. Direct and indirect subsidiaries of the Company include Valvino; Wynn Design and Development, LLC; Wynn Resorts Holdings, LLC; Wynn Las Vegas, LLC; Wynn Completion Guarantor, LLC; Wynn Las Vegas Capital Corp.; World Travel, LLC; Las Vegas Jet, LLC; Rambas Marketing Company, LLC; Palo, LLC; Toasty, LLC; WorldWide Wynn, LLC; Kevyn, LLC; Desert Inn Water Company, LLC; Desert Inn Improvement Company; Wynn Group Asia, Inc.; Wynn Resorts International, Ltd.; Wynn Resorts (Macau) Holdings, Ltd.; Wynn Resorts (Macau), Limited; and Wynn Macau.

Acquisitions—Pursuant to an Asset and Land Purchase Agreement dated as of April 28, 2000, by and among Starwood Hotels & Resorts Worldwide, Inc., Sheraton Gaming Corporation, Sheraton Desert Inn Corporation, Valvino and Stephen A. Wynn ("Mr. Wynn"), the Company acquired the assets and liabilities of the Desert Inn Resort and Casino for approximately $270 million plus an adjustment for working capital, as defined therein. Upon receiving all necessary regulatory approvals, the purchase was completed on June 22, 2000. The acquisition was accounted for using the purchase method of accounting and the purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. Later in 2000 and early 2001, the Company acquired all of the remaining lots located in the interior of, and some of the lots around, the former Desert Inn Resort and Casino golf course for a total of $47.8 million.

On August 28, 2000, the Company permanently closed the Desert Inn Resort and Casino with the exception of the golf course and its related retail, food and beverage operations, which were subsequently closed in June 2002. Since then, operations of the Company have been primarily limited to the design, development and financing of a new casino/hotel project named "Le Rêve" and the acquisition of a concession to operate casinos in Macau, as more fully described below.

On April 1, 2001, the Company acquired Kevyn, LLC, a previously unconsolidated affiliate which was wholly-owned by Mr. Wynn and whose principal asset was an airplane, for approximately $10 million. The acquisition was treated as a reorganization of entities under common control. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," the assets and liabilities acquired have been recorded at the carrying value at the time of the acquisition and the operating results of Kevyn, LLC are included in the operating statements of the Company from the earliest period presented. As a result, the previously separate historical financial position and results of operations of Kevyn, LLC are combined with the financial position and results of operations of the Company for all periods presented.

Additionally, effective June 28, 2001, the Public Utilities Commission of Nevada approved the transfer of ownership of Desert Inn Water Company, also a previously unconsolidated affiliate and wholly-owned company of Mr. Wynn, to the Company. As the Desert Inn Water Company consisted entirely of all of the shares of Desert Inn Improvement Company whose assets primarily consisted of water rights, this transaction was treated as an acquisition of assets for financial reporting purposes. The Company exchanged the receivable from the Desert Inn Water Company in this acquisition, which was equivalent to the fair market value of the water rights of $6.4 million.

In May 2002, the Company acquired World Travel, LLC and Las Vegas Jet, LLC (entities previously wholly-owned by Mr. Wynn). The acquisitions were accounted for as reorganizations of entities under common control. In accordance with SFAS No. 141, "Business Combinations," the assets and liabilities of the entities acquired have been recorded at the carrying value at the time of the acquisition and the operating results of the entities are included in the operating statements of the Company from the earliest period presented. As a result, the previously separate historical financial position and results of operations of World Travel, LLC and Las Vegas Jet, LLC are combined with the financial position and results of operations of the Company for all periods presented.

Capital Contributions—At formation, Valvino's sole member was Mr. Wynn. Pursuant to the Amended and Restated Operating Agreement (the "Agreement") dated October 3, 2000, the Company admitted a new 50% member, Aruze USA, Inc. ("Aruze USA"), in exchange for a capital contribution of $260 million. As part of this capital acquisition, the Company paid a fee of $10 million to a third party. The Company again amended the Agreement on April 16, 2001 when a third member, Baron Asset Fund, was admitted as a 3.7% member in exchange for a capital contribution of $20.8 million. As part of this capital contribution, the Company paid a fee of $800,000 to a third party.

Upon completion of various legal agreements and transactions in April 2002, Mr. Wynn contributed approximately $32 million of cash to the Company. This included the assignment to the Company by Mr. Wynn of his rights to approximately $22.5 million deposited in a Macau bank account which was committed to the Macau project, and an additional $8.6 million of cash. In addition, Mr. Wynn also contributed to the Company his 90% ownership interest in Wynn Macau and the right to be reimbursed for approximately $825,000 of expenses incurred by Mr. Wynn on behalf of Wynn Macau. At the time of the capital contribution, the assets held by Wynn Resorts (Macau) S.A. principally consisted of the intangible asset associated with the provisional license to negotiate a concession with the government of Macau. The provisional license had no historical cost basis but the members of Valvino negotiated a fair value of $56 million. In accordance with SFAS No. 141, "Business Combinations," because the transactions occurred between entities under common control, the contribution of the 90% interest in Wynn Macau by Mr. Wynn was recorded at its historical cost basis with the primary asset recorded in the financial statements being the approximate $22.5 million of cash. However, Mr. Wynn's ownership interest in the Company after these contributions reflects the fair value of his 90% ownership interest in Wynn Macau relative to the fair value of the contributions from Aruze USA, Inc. and Baron Asset Fund as described below.

Concurrent with Mr. Wynn's contributions above, Aruze USA contributed an additional $120 million in cash and Baron Asset Fund contributed an additional $20.3 million in cash.

While neither Mr. Wynn nor Aruze USA received additional shares in connection with the above-described capital contributions, immediately following these additional capital contributions, Mr. Wynn and Aruze USA each owned 47.5% of the membership interests in the Company, and Baron Asset Fund owned 5% of the membership interests in the Company.

In April 2002, the Company converted approximately $458,000 of advances to Wynn Macau into capital contributions.

In June 2002, the Kenneth R. Wynn Family Trust contributed $1.2 million cash in exchange for a 0.146% membership interest in the Company.

During the third quarter of 2002, the Company received approximately $2.2 million of capital contributions from minority stockholders for Wynn Macau. Upon the final execution of the stockholder agreements in November 2002, the Company's ownership interest in Wynn Macau was reduced from 90% to 82.5%.

Wynn Resorts Exchange—At December 31, 2001, there were approximately 207,692 common shares of Valvino outstanding. The most recent sale of shares prior to December 31, 2001 occurred at a price of approximately $2,704 per share. Consistent with the management structure permitted under applicable Nevada law, the Agreement provided that each share was entitled to one vote on all matters requiring the vote of the members. The Agreement also included several additional management provisions. First, Mr. Wynn, as the managing member, had authority to make decisions regarding the day-to-day activities of Valvino. Second, certain fundamental decisions had to be approved by the four-member Board of Representatives. Mr. Wynn and Aruze USA each appointed two representatives to the Board of Representatives. Mr. Wynn acted as Chairman of the Board of Representatives and had certain rights in that capacity, including the right to make the tie-breaking vote with respect to board action. Allocations of Valvino's profits and losses were made based on the common shares of each member, subject to applicable tax law requirements. Non-liquidating distributions were to be made first based on the initial positive capital account of each member (as determined under federal tax law book accounting) and then based on each member's percentage interest in Valvino's profits and losses. Liquidating distributions were to be made based solely on each member's positive capital account.

As discussed above, on September 24, 2002, all the members of Valvino contributed 100% of the membership interests in Valvino to the Company in exchange for 40,000,000 shares of the Company's common stock, making Valvino and its subsidiaries wholly-owned subsidiaries of the Company (hereafter referred to as the "Exchange").

The contributions under the Exchange were tax-free contributions under the Internal Revenue Code, and for financial statement accounting purposes the Exchange was considered to be a recapitalization. Because the ownership interests in the Company after the Exchange were identical to the previous ownership interests in Valvino, the Exchange was considered to be nonsubstantive. In accordance with Financial Accounting Standards Board ("FASB") Technical Bulletin 85-5, "Issues Relating to Accounting for Business Combinations," the Company recognized the assets and liabilities transferred at their carrying value in the books and records of Valvino at the time of exchange. The Company's consolidated financial statements report the impact of the Exchange as if it had occurred at the beginning of the periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Risk Factors—As a development stage company, the Company has spent significant amounts in its development activities primarily in the acquisition of land and other assets, in the design and construction of Le Rêve and in obtaining the concession in Macau. As is customary for a development stage company, the Company has not commenced principal operations and therefore revenues are not significant. Consequently, the Company has incurred losses in each period from inception to December 31, 2002. Management expects these losses to continue until planned principal operations have commenced. However, as a development stage company, the Company has risks that may impact its ability to become an operating enterprise or to remain in existence. The Company is subject to many rules and regulations in both the construction and development phases and in operating gaming facilities, including, but not limited, to receiving the appropriate permits for particular construction activities, securing a Nevada state gaming license for the ownership and operation of the "Le Rêve" project, maintaining ongoing suitability requirements in Nevada and Macau as well as fulfilling the requirements of Macau's largely untested regulatory framework. The completion of the Le Rêve and Macau projects is dependent upon compliance with these rules and regulations. Management anticipates Le Rêve will cost approximately $2.4 billion to design and construct, including the cost of all 212 acres of land, capitalized interest, pre-opening expenses and financing fees. In addition, the Company is currently obligated to invest at least 4 billion Patacas (equivalent to approximately US $520 million at the December 31, 2002 rate of exchange) in Macau by June 2009.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain amounts in the December 31, 2001 and 2000 consolidated financial statements have been reclassified to conform to the December 31, 2002 presentation. These reclassifications had no effect on the previously reported net loss.

Cash and Cash Equivalents—Cash and cash equivalents are comprised of highly liquid investments with a maturity of three months or less. Cash equivalents are carried at cost, which approximates fair value.

Restricted Cash—Restricted cash consists of certificates of deposits to collateralize certain construction insurance claims, cash deposits for certain required sales taxes, and certain of the proceeds of the Company's financing activities invested in money market funds restricted by the agreements governing the Company's debt instruments for the payment of certain approved construction and development costs relating to Le Rêve.

Restricted Investments—Restricted investments reflect the invested net proceeds of certain of the financing activities of the Company which are restricted by the agreements governing the Company's debt instruments for the payment of certain approved construction and development costs relating to Le Rêve. These proceeds are invested in certain approved marketable securities, which are limited to government-backed treasury notes and interest-only strips.

The Company classifies its marketable securities in one of three categories: held-to-maturity, trading or available-for-sale, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. Trading securities are those bought and held principally for the purpose of selling them in the near term. All other securities are classified as available-for-sale. All of the Company's marketable securities are classified as held-to-maturity. Accordingly, these are recorded at cost, adjusted for the amortization of premiums of accretion of discounts.

The balance of restricted investments at December 31, 2002 also includes approximately $3.8 million of accrued interest receivable on the marketable securities.

Inventories—Retail, food and beverage inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out and specific identification methods.

Property and Equipment—The allocation of the purchase price of the Desert Inn Resort and Casino to these asset categories was based upon an appraisal and management's estimate of the fair value of the assets acquired. Subsequent purchases of property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method as follows:

Buildings and improvements	1 to 3 years
Parking garage	15 years
Airplane	7 to 20 years
Furniture, fixtures and equipment	5 to 20 years

The design and development costs for the Le Rêve project are capitalized. Costs of building repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

In connection with the acquisition of the Desert Inn Resort and Casino, the Company acquired several parcels of land, some of which will be available for future development. The Company's decision on whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that the Company will be able to obtain appropriate licensing or be able to secure additional acceptable financing in order to proceed with any particular project. As of December 31, 2002 and 2001, the Company had approximately 20 acres of land held for future development with a book value of approximately $78.6 million.

Capitalized Interest—The Company capitalizes interest costs associated with debt incurred in connection with its major construction projects. Interest capitalization will cease once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted-average cost of borrowed money. Interest of $13.5 million, $0, $6.3 million and $19.8 million was capitalized for the years ended December 31, 2002 and 2001, for the period from inception to December 31, 2000, and for the period from inception to December 31, 2002, respectively.

Intangible Assets—The Company has recorded its trademarks at cost and the water rights acquired as part of the overall purchase price of the Desert Inn Resort and Casino, at appraised value. Radio frequencies, which are included in other assets, are recorded at cost. These intangible assets have indefinite useful lives, and accordingly, are not amortized, but are periodically reviewed for impairment.

Deferred Financing Costs—Costs incurred in obtaining loans or with the issuance of long-term debt are capitalized and amortized to interest over the terms of the related debt agreements using the effective interest rate method. Approximately $1.6 million, $0, $1.5 million and $3.1 million was amortized to interest during the years ended December 31, 2002 and 2001, for the period from inception to December 31, 2000, and for the period from inception to December 31, 2002, respectively. Accumulated amortization amounted to $3.1 million and $1.5 million as of December 31, 2002 and 2001, respectively.

Long-Lived Assets—Long-lived assets, which are not to be disposed of, including intangibles and property and equipment, are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. As of December 31, 2002 and 2001, management does not believe any assets have been impaired.

Pre-Opening Costs—Pre-opening costs consisting primarily of salaries and wages, legal and consulting fees, insurance, utilities and travel are expensed as incurred.

Incidental Operations—Upon completion of the acquisition of the Desert Inn Resort and Casino on June 22, 2000, the Company announced its intention to close the property and to plan the development of a new resort casino/hotel project named "Le Rêve" on the existing site. In accordance with SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects," both the resort casino/hotel operation and the golf course and related operations are being accounted for as separate incidental operations. Under this method, incidental operations with a net income are excluded from the Company's consolidated operating results and the net income from each is recorded as a reduction in the carrying value of land. Incidental operations with a net loss are stated separately on the consolidated statements of operations. The amount of net income from incidental operations recorded as a reduction in the carrying value of land was approximately $2.0 million,$3.6 million, $1.2 million and $6.8 million for the years ended December 31, 2002 and 2001, for the period from inception to December 31, 2000, and for the period from inception to December 31, 2002, respectively.

Income Taxes—During the period in which it operated as a limited-liability company, the Company was classified as a partnership for federal income tax purposes. Accordingly, no provision was made for federal income taxes, as such taxes were liabilities of the members during this period.

Upon completion of the Exchange, the Company accounted for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, and liabilities for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on the income tax provision and deferred tax assets and liabilities is recognized in the results of operations in the period that includes the enactment date.

SFAS No. 109 also requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. The Company, in its development stage, has accumulated significant net operating losses. Accordingly, because of the uncertainty of near-term future taxable income, as of December 31, 2002, the Company's potential net future domestic and foreign tax benefits of approximately $7.5 million and $747,000, respectively, are fully reserved.

Currency translation—The Company accounts for currency translation in accordance with SFAS No. 52, "Foreign Currency Translation." The Macau results of operations and the balance sheet are translated from Macau Patacas to U.S. dollars. Balance sheet accounts are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss). During the period from inception to December 31, 2002, the effect of foreign currency translation was immaterial.

Acquisition of the Desert Inn Resort & Casino—The acquisition of the Desert Inn Resort & Casino has been accounted for as a purchase. Accordingly, the purchase price is allocated to the assets acquired and liabilities assumed based upon the estimated fair values at the acquisition date. Estimated fair values were determined based on independent appraisals, discounted cash flows, market prices for comparable assets and estimates made by management. The allocation of the purchase price was completed within one year from the acquisition date and is as follows (in millions):

Description of Assets	Allocated Fair Value
Land	$248
Buildings & improvements	16
Personal property	5
Receivables	2
Reserve for bad debt	(1)
Total purchase price	$270

Earnings Per Share—Earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 provides for the reporting of "basic," or undiluted earnings per share ("EPS"), and "diluted" EPS. Basic EPS is computed by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS reflects the addition of potentially dilutive securities. For the year ended December 31, 2001, and for the period from inception to December 31, 2000, the Company had no potentially dilutive securities. For all periods presented, the Company has recorded net losses. Accordingly, for the year ended, and the period from inception to, December 31, 2002, the assumed exercise of stock options was anti-dilutive. As a result, basic EPS is equal to diluted EPS for all periods presented.

Employee Stock-Based Compensation—As of December 31, 2002, the Company has stock-based an employee compensation plan as more fully described in Note 8. As permitted by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," the Company continues to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation. Accordingly, compensation expense is recognized only to the extent that the market value at the date of grant exceeds the exercise price. The following table illustrates the effect on the net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended December 31, 2002	Period from Inception to December 31, 2002
Net loss as reported	$(31,713)	$(60,055)
Less: total stock-based employee compensation expenses determined under the fair-value based method for all awards	(309)	(309)
Pro forma net loss	$(32,022)	$(60,364)
Basic and diluted loss per share:		
As reported	$ (0.68)	$ (1.44)
Pro forma	$ (0.69)	$ (1.45)

Equity Instruments Issued to Consultants and Vendors—The Company's accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of Emerging Issues Task Force ("EITF") 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and EITF 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees." The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor's performance is complete. In the case of equity instruments issued to consultants, the fair value of the equity instrument is recognized over the term of the consulting agreement.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the pooling of interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142, which was effective for the Company as of January 1, 2002, requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill, reassessment of the useful lives of existing intangibles and ongoing assessments of potential impairment of existing goodwill. As of December 31, 2001, the Company had no goodwill but did have intangible assets consisting of trademarks and water rights with indefinite useful lives. Accordingly, the adoption of this statement on January 1, 2002 did not have a material impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to legal obligations associated with the retirement of certain obligations of lessees. This Statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect adoption of SFAS No. 143 will have a material impact on the Company's consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The provisions of this Statement are effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 144 on January 1, 2002 with no material impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other things, this statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," will now be used to classify those gains and losses. The Company does not anticipate that adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Management does not anticipate that adoption of this statement will have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, and requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. A fundamental conclusion reached by the FASB in this interpretation is the exclusion from the liability recognition provisions, of guarantees issued between entities under common control or parent or subsidiary guarantees of third party debt on behalf of that parent or subsidiary. Such guarantees, however, are not excluded from the enhanced disclosure provisions. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, however the disclosure provisions are effective for financial statements of interim or annual periods ending after December 15, 2002. As a result, the Company adopted the disclosure provisions of FIN No. 45 for its 2002 annual consolidated financial statements, which had no material impact. The Company also does not expect the recognition and measurement provisions to have a material impact upon its consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 continues to permit companies to continue to apply the intrinsic value based method of accounting for stock-based employee compensation as provided for in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," however it requires that companies that elect to do so, provide specific tabular pro forma disclosures required by SFAS No. 123 in the Summary of Significant Accounting Policies. In addition, SFAS No. 148 requires these disclosures in financial reports for interim periods. The Company continues to apply the intrinsic value based method of accounting for stock-based employee compensation as allowed by SFAS No. 148, and therefore adoption of this Statement did not have a material impact upon its consolidated financial position or results of operations. However, the Company adopted the disclosure provisions of SFAS No. 148 for the 2002 annual consolidated financial statements and will provide the required disclosures in consolidated financial statements provided prospectively on an interim basis.

3. RELATED PARTY TRANSACTIONS

The Company periodically incurs costs on behalf of Mr. Wynn and certain other officers of the Company, including costs with respect to personal use of the corporate aircraft. In the past, these balances were settled at regular intervals, usually monthly. At December 31, 2001, receivables from officers amounted to approximately $344,000. The outstanding balance was settled in August 2002, and the Company terminated the arrangements pursuant to which costs were incurred and later reimbursed. Currently, Mr. Wynn and other officers have deposited $105,000 with the Company to prepay any such items. These deposits are replenished on an ongoing basis as needed. At December 31, 2002, the Company's net liability to Mr. Wynn and other officers was approximately $35,000.

The Company previously leased the Wynn Collection from Mr. and Mrs. Wynn at a monthly rate equal to the gross revenue received by the gallery each month, less direct expenses, subject to a monthly cap. In August 2002, the lease terms were amended. Under the new terms, one-half of the net income, if any, of the gallery is credited to the Company. If the gallery incurs a net loss, Mr. and Mrs. Wynn have agreed to reimburse the Company to the extent of that loss. The Company made no lease payments during the period from inception to December 31, 2002.

4. RECEIVABLES

Components of receivables as of December 31, 2002 and 2001 are as follows:

(in thousands)	2002	2001
Casino	$ 556	$ 610
Hotel	131	166
Other	159	385
	846	1,161
Less: allowance for doubtful accounts	(662)	(627)
	$ 184	$ 534

The Company maintains an allowance for doubtful accounts, which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2002 and 2001 consist of the following:

(in thousands)	2002	2001
Land	$288,422	$289,521
Buildings and improvements	15,879	15,879
Parking garage	1,041	1,041
Airplane	38,000	9,489
Furniture, fixtures and equipment	4,192	3,877
Construction in progress	90,189	27,475
	437,723	347,282
Less: accumulated depreciation	(17,227)	(9,815)
	$420,496	$337,467

Construction in progress includes interest and other costs capitalized in conjunction with the new resort casino/hotel project.

6. LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands)	2002	2001
12% Second Mortgage Notes, net of original issue discount of approximately $26.1 million, due November 1, 2010	$343,900	$ —
$188.5 Million FF&E Facility	38,000	—
Note payable—land parcel	291	326
	382,191	326
Current portion of long-term debt	(38)	(35)
	$382,153	$ 291

Loan Payable to Mr. Wynn—On June 15, 2000, the Company entered into a loan agreement with Stephen A. Wynn, for unsecured borrowings totaling $100 million with an original maturity date of June 15, 2002. The interest rate during the loan period was 7.9%, as defined in the loan agreement. Pursuant to the Amended and Restated Operating Agreement dated October 3, 2000, $70 million of this loan was repaid on October 10, 2000. The remaining $30 million principal and $2.3 million accrued interest was converted to equity as a member contribution.

Note Payable to Bank—On July 10, 2000, the Company entered into a loan agreement with Deutsche Bank Securities Inc., as lead arranger, and Bankers Trust Company, as administrative agent, for a loan in the amount of $125 million with an original maturity date of July 10, 2001. These borrowings were used to make an equity distribution of approximately $110.5 million to Mr. Wynn. The interest during the loan period was 7.9%, as defined in the loan agreement. The loan was collateralized by certain real and personal property of the Company and by a guaranty from Mr. Wynn. Pursuant to the Amended and Restated Operating Agreement dated October 3, 2000, this loan was repaid on October 10, 2000.

Note Payable for Desert Inn Resort and Casino Land Parcel—The balance at December 31, 2002 and 2001 totals approximately $253,000 and $291,000, respectively, net of the current portion of approximately $38,000 and $35,000, respectively, and represents a note payable related to the acquisition of a parcel of land in 1994. Both the land and related note payable were acquired as part of the acquisition of the Desert Inn Resort and Casino. The note carries an interest rate of 8% and provides for payments of principal and interest totaling $5,000 per month until February 2009.

Second Mortgage Notes—On October 30, 2002, Wynn Las Vegas, LLC ("Wynn Las Vegas") and Wynn Las Vegas Capital Corp. ("Wynn Capital"), two wholly-owned subsidiaries of the Company (collectively, the "Issuers"), issued $370 million aggregate principal amount of 12% second mortgage notes (the "Notes") maturing November 1, 2010 with semi-annual interest payments beginning in May 2003. The Notes are unconditionally guaranteed by Wynn Resorts as the parent company and certain other subsidiary guarantors, are secured by a first priority security interest in the net proceeds of the offering and a second priority security interest in substantially all the assets of the Issuers and certain restricted subsidiaries, and rank senior in right of payment to all of the Issuers' existing and future subordinated indebtedness. In addition, the Notes contain certain affirmative and negative covenants applicable to the Issuers and the restricted entities, including limitations on additional indebtedness, declarations of dividends, issuance of preferred stock and equity interests of wholly-owned subsidiaries, certain payments or investments, golf course and Phase II land development, transactions with affiliates, asset sales, sale-leaseback transactions, and various other restrictions as defined in the indenture governing the Notes (the "Indenture"). While Wynn Resorts is not subject to a majority of the restrictive covenants in the Indenture, pursuant to the terms of its parent guaranty, if it grants specified liens to secure other guarantees or indebtedness it will be required to grant *pari passu* liens on the same assets to secure its parent guaranty of the Notes. As of December 31, 2002, the Company is in compliance with all such covenants.

The Notes were issued on October 30, 2002, for approximately $343.3 million, net of an original issue discount of approximately $26.7 million. The proceeds were further reduced by approximately $10.1 million of underwriting discounts and commissions and approximately $4.3 million of legal and professional expenses, all of which are capitalized and amortized over the term of the Notes using the effective interest method. Net proceeds were approximately $328.9 million and will be used to finance the development and construction of Le Rêve, to pay pre-opening expenses and meet debt service obligations.

Other than mandatory redemption required by gaming authorities resulting from unsuitable persons, the Issuers will not be required to make mandatory redemption or sinking fund payments. However, if a change of control occurs, the holders of the Notes may require the Issuers to repurchase all or part of the Notes at 101% of the principal amount, plus accrued interest. In addition, after November 1, 2006, the Issuers may elect to redeem all or part of the Notes at the redemption prices below, plus accrued interest on the redemption date, if redeemed during the twelve-month period beginning on November 1 of the years below:

Year	Percentage
2006	112%
2007	108%
2008	104%
2009 and thereafter	100%

Credit Facilities—Effective October 30, 2002, Wynn Las Vegas entered into a $750 million senior secured revolving credit facility (the "Revolver") and a $250 million delay draw senior secured term loan facility (the "Term Loan," and together with the Revolver, the "Credit Facilities") for additional construction financing for Le Rêve. The Credit Facilities are guaranteed by Wynn Resorts as the parent company, Valvino and its subsidiaries excluding Wynn Completion Guarantor, LLC, and Desert Inn Improvement Company, LLC, and certain of Valvino's affiliates. While Wynn Resorts is not subject to the restrictive covenants in the Credit Facilities, pursuant to the terms of its parent guaranty, if it grants specified liens to secure other guarantees or indebtedness it will be required to grant *pari passu* liens on the same assets to secure its parent guaranty of the Credit Facilities. The Credit Facilities are also secured by a first priority security interest in a $30.0 million liquidity reserve account as further described below, a first priority pledge of all equity interests in, and a first priority security interest in substantially all the assets of, Wynn Las Vegas, Wynn Capital and the restricted entities, first mortgages on all real property constituting Le Rêve, and a second priority security interest on the furniture, fixtures and equipment securing the FF&E facility described below.

The Revolver and the Term Loan mature in October 2008 and October 2009, respectively. Prior to the opening of Le Rêve, annual interest is charged on outstanding borrowings at the London Interbank Offered Rate ("LIBOR") plus 4% on the Revolver and LIBOR plus 5.5% on the Term Loan. Subsequent to the opening of Le Rêve, the rates will be adjusted based upon a leverage ratio. In addition, the Revolver will require quarterly payments on the unused available borrowings at an annual rate of 2%, while the Term Loan will require quarterly payments at an annual rate of 2.5% through December 31, 2002, 3% from January 1, 2003 to June 30, 2003 and 4% thereafter.

When borrowings outstanding under the Revolver equal or exceed $200 million, lead arrangers holding a majority of the commitments will have the right to convert $100 million to $400 million of the amounts outstanding to term loans with the same terms and conditions as those made under Term Loan facility.

The Term Loan provides for draws of funds under one or more term loans no more frequently than once per month for 27 months after the closing. Once repaid, term loans may not be reborrowed.

The Issuers and guarantors are required to comply with several affirmative and negative covenants, including limitations on additional indebtedness, guarantees, dividends, transactions with affiliates, capital expenditures, asset sales and others. There are also several financial covenants including the maintenance of a minimum fixed charge coverage ratio, minimum earnings before interest, taxes, depreciation and amortization ("EBITDA"), total debt to EBITDA and net worth. As of December 31, 2002, the Company is in compliance with all such covenants.

FF&E Facility—Effective October 30, 2002, Wynn Las Vegas entered into a $188.5 million FF&E facility (the "FF&E Facility") to provide financing and refinancing for furniture, fixtures and equipment to be used at Le Rêve. The proceeds from the FF&E Facility may also be used to refinance a replacement corporate aircraft, in which case, Wynn Las Vegas would request the FF&E lenders to increase the total commitment under the FF&E Facility by $10 million to $198.5 million.

In connection with the acquisitions of World Travel, LLC and Las Vegas Jet, LLC, the Company partially financed the purchase of a private jet aircraft for $38.0 million with the issuance of a note payable for $28.5 million collateralized by the aircraft. In November 2002, the Company withdrew $38.0 million against the FF&E Facility to repay the note payable secured by the aircraft acquired in connection with the acquisition of World Travel, LLC. The unused portion of the draw will be used for construction of Le Rêve.

The FF&E Facility is guaranteed by the same guarantors as the Credit Facilities, on a senior unsecured basis, matures in October 2009, and has substantially the same interest rates and elections as the Revolver discussed above.

Disbursement Agreement—The Company has entered into an agreement (the "Disbursement Agreement") with Deutsche Bank Trust Company Americas, as the bank agent and disbursement agent, Wells Fargo Bank, National Association, as the second mortgage note trustee, and Wells Fargo Bank Nevada, National Association as the FF&E agent, which sets forth the Company's material obligations to construct and complete Le Rêve, establishes a line-item budget and schedule for its construction and establishes the conditions to, and the relative sequencing of, the making of disbursements from the proceeds of the Notes, the Credit Facilities and the FF&E Facility. The Disbursement Agreement restricts the Company's use of the proceeds of the Notes, the Credit Facilities and the FF&E Facility to only project costs related to Le Rêve and, subject to certain limitations, corporate overhead and related costs.

In order to facilitate the funding of disbursements in accordance with the Disbursement Agreement, the Company established certain accounts including, but not limited to, the Completion Guarantee Deposit Account and the Liquidity Reserve Account discussed in further detail below, which are pledged to the lenders under the Credit Facilities and, with respect to the secured account holding the proceeds of the Notes, the holders of the Notes. Prior to borrowing any amounts under the Credit Facilities or the FF&E Facility or receiving any disbursements from the secured account holding the proceeds of the Notes, the Company is required to use a substantial portion of the equity offering proceeds and other available funds to commence construction of Le Rêve. At that point the proceeds of the Notes, other than amounts sufficient to pay interest, will be used; followed thereafter by the proceeds of the Credit Facilities and the FF&E Facility. However, as a condition to borrowing amounts under the Credit Facilities or the FF&E Facility or receiving any disbursements from the secured account holding the proceeds of the Notes, the Company is required to submit evidence acceptable to the third-party construction consultant that construction of Le Rêve has been completed at the time of such borrowing in accordance with the plans and specifications, on budget and on schedule.

Completion Guarantee and Liquidity Reserve—The Company contributed $50 million of the net proceeds of the equity offering to Wynn Completion Guarantor, LLC, a special purpose subsidiary of Wynn Las Vegas formed in October 2002 to provide a completion guarantee in favor of the lenders under the Credit Facilities and the Notes to secure completion of Le Rêve. The funds were deposited into a required escrow Completion Guarantor Deposit Account. These funds will gradually be available to apply to the cost of the project, commencing after 50% of the construction work has been completed. After completion of Le Rêve, any remaining amounts will be released to the Company.

In addition, the Company deposited $30.0 million from the net proceeds of the equity offering into a required escrow Liquidity Reserve Account to secure the completion and opening of Le Rêve. The lenders under the Credit Facilities have a first priority security interest and the holders of the Notes have a perfected second priority security interest in these funds. These funds will gradually be available to apply to the cost of the project, commencing after 50% of the construction work has been completed. Any amounts remaining upon completion will be used for debt service under the Credit Facilities and the Notes, and if consolidated EBITDA levels permit, the Revolver.

Fair Value of Long-term Debt—The estimated fair value of the Notes and the FF&E Facility based upon most recent trades at December 31, 2002 was approximately $373.7 million and $36.5 million respectively.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years Ending December 31,	
2003	$ 38
2004	41
2005	2,420
2006	9,548
2007	9,552
Thereafter	386,692
	408,291
Less: original issue discount	(26,100)
	$382,191

7. STOCKHOLDERS' EQUITY

Common Stock—The Company is authorized to issue up to 400,000,000 shares of its common stock, $0.01 par value per share (the "Common Stock"). On October 25, 2002, the Company completed the initial public offering of 34,615,000 shares of its Common Stock at a $13 per share price. The Common Stock trades on the NASDAQ National Market under the symbol "WYNN." Stephen A. Wynn, Chairman of the Board, CEO and a principal stockholder of Wynn Resorts, and Aruze USA, another principal stockholder of Wynn Resorts, collectively purchased approximately 11,150,000 of these shares directly from the Company at $13—the same price the shares were offered to the public. Total proceeds of approximately $450 million were reduced by underwriting discounts and commissions of approximately $19.5 million and approximately $4.1 million in legal and professional expenses, for net proceeds to the Company of approximately $426.4 million, which will be used to finance construction of Le Rêve and to provide $40.0 million for the development of the Company's concession in Macau.

On November 11, 2002, the underwriters to the initial public offering exercised a 3,219,173 share over-allotment option in full, resulting in additional net proceeds of approximately $38.9 million, net of underwriters discounts and commissions of approximately $2.9 million.

78,972,511 shares of the Company's Common Stock were issued and are outstanding as of December 31, 2002. Except as otherwise provide by the Company's articles of incorporation or Nevada law, each holder of the Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

Preferred Stock—The Company is authorized to issue up to 40,000,000 shares of undesignated preferred stock, $0.01 par value per share (the "Preferred Stock"). During the period from inception to, and as of, December 31, 2002, the Company had not issued any Preferred Stock. The Board of Directors, without further action by the holders of Common Stock, may designate and issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of Preferred Stock. The issuance of such shares of Preferred Stock could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock under certain circumstances could also have the effect of delaying or preventing a change of control of the Company or other corporate action.

8. BENEFIT PLANS

Employee Savings Plan—The Company established a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its nonunion employees on July 27, 2000. The plan allows employees to defer, within prescribed limits, up to 18% of their income on a pre-tax basis through contributions to this plan. The Company matches the contributions, within prescribed limits, with an amount equal to 100% of the participant's initial 2% tax deferred contribution and 50% of the tax deferred contribution between 2% and 4% of the participant's compensation. The Company recorded charges for matching contributions of approximately $170,000, $134,000, $57,000 and $361,000 for the years ended December 31, 2002 and 2001, the period from inception to December 31, 2000, and for the period from inception to December 31, 2002, respectively.

Union employees are covered by various multi-employer pension plans. The Company recorded expenses of approximately $127,000, $181,000, $376,000 and $684,000 under such plans for the years ended December 31, 2002 and 2001, the period from inception to December 31, 2000, and for the period from inception to December 31, 2002, respectively. Information from the plans' sponsors is not available to permit the Company to determine its share of unfunded vested benefits, if any.

Stock Based Compensation Plan—The Company has adopted the 2002 Stock Incentive Plan (the "Stock Plan") to provide stock compensation arrangements for directors, officers and key employees, and others. The Stock Plan includes provisions for the grant of (i) Incentive Stock Options ("ISO"), (ii) compensatory (i.e. nonqualified) stock options ("NQSO") and (iii) restricted shares of Common Stock. Officers, key employees, directors (whether employee or nonemployee) and independent contractors or consultants of the Company and its subsidiaries are eligible to participate in the Stock Plan. However, only employees of the Company and its subsidiaries are eligible to receive incentive stock options.

A maximum of 9,750,000 shares of Common Stock has been reserved for issuance under the Stock Plan. Options are granted at the current market price at the date of grant. The Stock Plan provides for a variety of vesting schedules, including immediate, 25% after two years and 25% each year for the next 3 years thereafter, cliff vest at the vesting date, and others to be determined at the time of grant. All options expire ten years from the date of grant.

The Stock Plan will terminate ten years from the date of adoption, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted under the Stock Plan after such date. Summarized information for the Stock Plan is as follows:

	Year Ended December 31, 2002		Period from Inception to December 31, 2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of period	—	$ —	—	$ —
Granted	375,000	$13.32	375,000	$13.32
Exercised	—	$ —	—	$ —
Canceled	—	$ —	—	$ —
Outstanding at ending of period	375,000	$13.32	375,000	$13.32
Exercisable at ending of period	50,000	$13.74	50,000	$13.74
Options available for grant	8,236,662		8,236,662	

No options were granted, canceled, exercised or outstanding during the year ended December 31, 2001 or for the period from inception to December 31, 2000.

The following table summarizes information about the options outstanding at December 31, 2002:

Exercise Prices	Number of Options Outstanding at December 31, 2002	Number of Options Exercisable at December 31, 2002	Weighted Average Remaining Contractual Life (Years)
$13.25	325,000	—	9.9
$13.74	50,000	50,000	9.9

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted-average assumptions:

	Year Ended December 31, 2002	Period from Inception to December 31, 2002
Expected dividend yield	—	—
Expected stock price volatility	40.00%	40.00%
Risk-free interest rate	3.00%	3.00%
Expected average life of options (years)	6.00	6.00
Expected fair value of each option granted	$5.76	$5.76

In addition to options, restricted stock grants of 1,138,338 shares were issued to employees during the year ended, and the period from inception to, December 31, 2002. No restricted stock grants took place during the year ended December 31, 2001 or the period from inception to December 31, 2000. The effect of these grants is to increase the issued and outstanding shares of the Company's Common Stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Common Stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense or capitalized into construction in progress, as appropriate.

9. EQUITY INSTRUMENTS ISSUED TO NONEMPLOYEES

On October 21, 2002, the Company entered into an amended production services agreement with the executive producer of the aquatic live theatrical attraction (the "Show") anticipated to be exhibited at the Le Rêve showroom. As additional compensation for the production services to be rendered, the Company has issued 189,723 restricted shares of Common Stock which fully vest on June 30, 2006, provided that a complete run of the Show at Le Rêve has commenced. The value of the stock grant is accrued as a deferred compensation liability over the period the restricted stock vests, adjusted each reporting period for changes in the market price of the Company's stock, and capitalized as part of the Show's production costs. As of December 31, 2002, the Company had accrued and capitalized approximately $130,000 relating to this grant. As a result of vesting conditions, the grant has no effect on the Company's shares issued and outstanding.

10. INCOME TAXES

The Company files a consolidated federal income tax return. The income tax benefit differs from that computed at the federal statutory corporate tax rate as follows:

	Year Ended December 31, 2002	Period from Inception to December 31, 2002
Federal statutory rate	(35.0%)	(35.0%)
Foreign tax rate differential	3.8%	3.8%
Valuation allowance	31.2%	31.2%
Effective tax rate	0.0%	0.0%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows:

(amounts in thousands)	December 31, 2002
Deferred tax assets—US:	
Current:	
Receivables, inventories, accrued liabilities and other	$ 345
Long-term:	
Goodwill	11,341
Pre-opening costs	7,480
Syndication costs	3,780
Other intangibles	575
	23,521
Less: valuation allowance	(7,459)
	16,062
Deferred tax assets—Foreign:	
Pre-opening costs	747
Less: valuation allowance	(747)
Deferred tax liabilities:	
Property and equipment	(16,062)
Net deferred tax asset	$ —

The Company recorded a 100% valuation allowance at December 31, 2002 to fully reserve all tax benefits because of the uncertainty of future taxable income.

11. COMMITMENTS AND CONTINGENCIES

Construction Contracts—The Company has entered into an agreement with a construction contractor for guaranteed maximum price construction services, effective as of June 4, 2002, and amended by Change Order No. 1, effective as of August 12, 2002 (as amended, the "Construction Agreement"). The Construction Agreement covers approximately $919 million of the approximate $1,407 million budgeted cost to construct Le Rêve, subject to increases based on, among other items, changes in the scope of the work. The Construction Agreement provides that the guaranteed maximum price will be increased and the deadline for the completion of construction extended on account of certain circumstances. The guaranteed maximum price also provides for an "owner contingency" of approximately $7.6 million to cover various items including delays and scope changes resulting from Wynn Las Vegas' actions.

The Company has also entered into an agreement with a construction contractor for the design and construction of a parking structure for a maximum cost of $9.9 million, subject to specified exceptions, effective as of June 6, 2002. Other construction contracts and committed construction purchase orders at December 31, 2002 totaled approximately $117.3 million. As a result, a total of approximately $1.05 billion has been committed as of December 31, 2002. Of this amount, approximately $66.7 million has been spent through December 31, 2002. Future committed costs at December 31, 2002 under these contracts, therefore, total approximately $979.4 million.

Macau—Wynn Macau has entered into a 20-year concession agreement with the government of Macau permitting it to construct and operate one or more casinos in Macau. The concession agreement obligates Wynn Macau to invest 4 billion patacas (approximately US $519.6 million as of December 31, 2002) in one or more casino projects in Macau by June 26, 2009 and to commence operations of its first permanent casino resort in Macau no later than December 2006. If Wynn Macau does not invest 4 billion patacas by June 26, 2009, it is obligated to invest the remaining amount in projects related to its gaming operations in Macau that the Macau government approves, or in projects of public interest designated by the Macau government. After construction of Wynn Macau's first casino resort, Wynn Macau intends to satisfy its remaining financial obligations under the concession agreement through the development of future phased expansions and, possibly, additional casino resorts.

We intend to invest at least $40 million of the net proceeds from the initial public offering in Wynn Macau as part of the financing of the Macau opportunity. The indirect minority investors in Wynn Macau have agreed to participate in this additional investment along with Wynn Resorts to the extent of their proportionate effective interests in Wynn Macau. It is expected that significant additional financing will be needed to fund the development, construction and operation of one or more casinos in Macau. Wynn Macau has entered into a $574,000 pre-construction services agreement with a third-party joint venture for: (i) development of the Contractors Proposal, (ii) negotiation of the Contractor's Proposal, and (iii) negotiation and execution of the construction contract and has begun preliminary discussions to arrange the additional financing, and is considering different alternatives, including debt financing or additional equity financing at the Wynn Macau level or at the level of Wynn Macau's intermediary holding companies. At the present time, Wynn Macau has not yet determined the amount of financing that will be required. If Wynn Resorts decides to raise additional equity at the Wynn Resorts level or at the Wynn Macau or intermediary holding company level to fund the Macau opportunity, its stockholders would suffer direct or indirect dilution of their interests. Wynn Macau currently has no commitments relating to any third party financing. Except for Wynn Resorts, we do not expect financing for any such project to be provided by or through any of the issuers or guarantors of the Notes or any other financing relating to the Le Rêve project.

In compliance with the Macau concession agreement, Wynn Macau has obtained an uncollateralized bank guarantee from Banco National Ultramarino, S.A. in the required amount of 700 million patacas (approximately US $90.9 million as of December 31, 2002) for the period from the execution of the concession agreement until March 31, 2007. The amount of this required guarantee will be reduced to 300 million patacas (approximately US $39.0 million as of December 31, 2002) for the period from April 1, 2007 until 180 days after the end of the term of the concession agreement. Wynn Macau pays a commission to the bank in the amount of 0.50% per year of the guarantee amount. The purpose of this bank guarantee is to guarantee Wynn Macau's performance under the concession agreement, including the payment of premiums, fines and any indemnity for failure to perform the concession agreement.

Leases—No significant third party leases exist as of December 31, 2002 or 2001.

Entertainment Services—The Company has entered into a long-term agreement with a creative production company for the creation, development and executive production of the Show, whereby the Company is required to pay certain up-front creation and licensing fees, pay production costs and, upon opening of the show, pay a royalty of 10% of net ticket revenues and retail sales and 50% of the Show and retail profits with the production company as calculated in accordance with the terms of the agreement. The term of the agreement is ten years after the opening date of the show, which will coincide with the opening of Le Rêve, with a five-year renewal option.

The Company also has an option with respect to a second production for Le Rêve or for another project, which will require the payment of an additional $1 million to exercise.

At December 31, 2002 and 2001, other assets include $4.8 million and $1.6 million, respectively, of amounts paid in conjunction with the agreement.

Self-insurance—The Company is self-insured for medical and worker's compensation claims. The individual Stop Loss Attachment Point for each claim is $40,000 for medical and $250,000 for worker's compensation claims with a maximum payout of $960,000 and $1,000,000, respectively.

Employment Agreements—The Company has entered into employment agreements with several executive officers, other members of management and certain key employees. These agreements generally have three to five year terms and typically indicate a base salary with specified annual increases, and often contain provisions for guaranteed bonuses. Certain of the executives are also entitled to a separation payment if terminated without "cause" or upon voluntary termination of employment for "good reason" following a "change of control" (as these terms are defined in the employment contracts). These separation payments are generally the base salary of the remaining term of the employment contract plus foregone bonuses and certain other payments. At December 31, 2002, the total contractual commitment under these employment contracts is approximately $42.4 million over the next five years.

Litigation—The Company is a defendant in various lawsuits relating to routine matters incidental to our business. As with all litigation, no assurance can be provided as to the outcome of the following matters. We also note that litigation inherently involves significant costs.

Valvino is currently involved in litigation related to its ownership and development of the former Desert Inn golf course and the residential lots around the golf course. Valvino acquired some, but not all, of the residential lots located in the interior of and around the former Desert Inn golf course when it acquired the former Desert Inn Resort & Casino from Starwood Hotels & Resorts Worldwide, Inc. Valvino later acquired all of the remaining lots located in the interior of, and some of the remaining lots around, the former Desert Inn golf course. In total, Valvino acquired 63 of the 75 residential lots, with Clark County having acquired two of the lots through eminent domain in 1994 as part of the widening of Desert Inn Road. The residential lots, previously known collectively as the Desert Inn Country Club Estates, were subject to various conditions, covenants and restrictions recorded against the lots in 1956 and amended from time to time since then.

On October 31, 2000, Ms. Stephanie Swain, as trustee of the Mark Swain Revocable Trust, filed an action in Clark County District Court against Valvino and the then directors of the Desert Inn Country Club Estates Homeowners' Association. Subsequently, the other remaining homeowners were joined in this lawsuit and asserted claims against Valvino. The plaintiffs are seeking various forms of declaratory relief concerning the continued existence and governance of the homeowners' association. In addition, the plaintiffs have challenged the termination in June 2001 of the conditions, covenants and restrictions recorded against the residential lots. The plaintiffs also seek to establish certain easement rights that Ms. Swain and the other homeowners claim to possess. Specifically, the remaining homeowners seek to establish implied easement rights to enter upon the golf course for exercise and other leisure purposes, and to use the perimeter roadways for entrance and exit purposes. Additionally, plaintiffs claim that they are entitled to maintain their view of the golf course property. At least two of the plaintiffs also have alleged the existence of an equitable implied restriction prohibiting any alternative commercial development of the golf course. Due to plaintiffs' failure to properly frame all of the issues and to assert claims against all necessary parties, Valvino filed an action seeking damages based upon a number of legal theories, including abuse of process. This action was consolidated with the action filed by Ms. Swain. Two subsequent actions were filed, one by Ms. Swain against certain homeowners' association officers and directors and one by Valvino seeking declaratory and injunctive relief similar to the original action. Because the issues in the subsequent actions are present in the original action, both of the subsequent actions have been stayed pending the outcome of the original action. In addition, three of Valvino's subsidiaries which now own the golf course land and several of the residential lots, have been substituted into the original action as counter-defendants and plaintiffs.

The trial in this matter is scheduled for October 2003. The court has, nonetheless, entered several preliminary injunction orders concerning the parties' respective property rights. Among other things, the court has ordered that Valvino is free to develop the golf course and the remainder of its property as it deems fit, subject to all applicable legal restraints. In that regard, Valvino was permitted to remove all homes and structures on its properties surrounding the golf course and those located on the Country Club Lane cul de sac, which ran to the interior of the golf course. Valvino has removed all structures that were on its lots, together with the cul-de-sac, and has relandscaped the property to blend into the existing golf course. The court has also entered an order prohibiting Ms. Swain from filing a *lis pendens* against the golf course property and expunging the lis pendens that was filed against the residential lots. A lis pendens is a notice filed on public records to warn all persons that the title to certain property is in litigation and that the effect of such litigation will be binding on the owner of the property. The court has also permitted construction of Le Rêve utilities in Country Club Lane, resulting in temporary closure of one of three access gates for the plaintiffs.

The plaintiffs have sought, and successfully obtained, a preliminary injunction to compel Valvino to subsidize security to homeowners who reside near the project. Valvino has appealed this ruling to the Nevada Supreme Court. The appeal has now been submitted, without oral argument, to the Southern Nevada Panel of the Nevada Supreme Court.

Discovery in this case is currently ongoing. While no assurances can be made with respect to any litigation, Valvino is vigorously contesting all of the homeowners' claims and will continue to do so. However, if the plaintiffs prevail on their claims and the conditions, covenants and restrictions on the lots remain in effect, we may have to adjust our current plans for the construction of the Le Rêve golf course by redesigning some of the holes located on the periphery of the course. In addition, if the court finds that there is an implied equitable restriction on the golf course lots, any future development of the golf course parcel for an alternative use may be restricted.

Several of the remaining homeowners have also filed two separate actions seeking judicial review and/or a petition for a writ of mandamus and/or prohibition against Clark County and the Clark County Commissioners in Clark County District Court. One action concerns the Clark County Planning Commission's approval of Valvino's application for a use permit. Valvino is not a party to this action. The other action concerns the Clark County Planning Commission's approval of Valvino's application for design review of a maintenance facility that Valvino intends to build on the perimeter of the golf course property. Valvino and Wynn Resorts are parties to this action. Both of these actions are in the initial stages of litigation. Valvino intends to vigorously contest the homeowners' claims.

12. CONSOLIDATING FINANCIAL INFORMATION OF GUARANTORS AND ISSUERS

The following consolidating financial statements present information related to Wynn Resorts (the "Parent"), the Issuers of the Notes, their guarantors (other than Wynn Resorts) and nonguarantors as of December 31, 2002 and 2001, for the years ended December 31, 2002 and 2001 and for the periods from inception to December 31, 2002 and 2000.

Guarantors of the Notes are Valvino, Wynn Design and Development, LLC, Wynn Resorts Holdings, LLC, Palo, LLC, Desert Inn Water Company, LLC, World Travel, LLC and Las Vegas Jet, LLC. In October 2002, Valvino transferred certain of its assets, including its equity interests in certain of its subsidiaries such as Wynn Group Asia, Inc.; Kevyn, LLC; Rambas Marketing Co., LLC; Toasty, LLC and World Wide Wynn, LLC which do not guarantee the Notes, to Wynn Resorts. In addition, Valvino transferred certain of its assets, including its equity interests in Las Vegas Jet, LLC and World Travel, LLC directly to Wynn Las Vegas. Because these transfers were between entities under common control, in accordance with SFAS No. 141, "Business Combinations," the assets and liabilities of the entities acquired have been recorded by the acquiring subsidiary at the carrying value at the time of the acquisition and the operating results of the entities are included in the operating statements of the Company from the earliest period presented.

The following condensed consolidating financial statements are presented in the provided form because: (i) the Issuers and guarantors are wholly-owned subsidiaries of the Company; (ii) the guarantees are considered to be full and unconditional, that is, if the issuers fail to make a scheduled payment, the guarantors are obligated to make the scheduled payment immediately and, if they don't, any holder of the Notes may immediately bring suit directly against the guarantors for payment of all amounts due and payable; and (iii) the guarantees are joint and several.

CONSOLIDATING BALANCE SHEET INFORMATION

As of December 31, 2002

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Assets						
Current assets:						
Cash and cash equivalents	$ 79,234	$ 7,508	$ (1,178)	$ 24,080	$ —	$ 109,644
Restricted cash	—	46,234	23	130	—	46,387
Restricted investments	—	696,371	—	50,119	—	746,490
Receivables, net	—	12	166	6	—	184
Inventories	—	—	212	—	—	212
Prepaid expenses	344	93	1,518	55	—	2,010
Total current assets	79,578	750,218	741	74,390	—	904,927
Property and equipment, net	—	251,881	168,309	306	—	420,496
Water rights	—	—	—	6,400	—	6,400
Trademark	—	1,000	—	—	—	1,000
Deferred financing costs	—	60,159	—	—	—	60,159
Investment in subsidiaries	593,212	11,925	551,868	—	(1,157,005)	—
Other assets	—	5,599	20	—	—	5,619
Intercompany balances	379,758	(454,927)	132,236	(57,067)	—	—
Total assets	$1,052,548	$ 625,855	$853,174	$ 24,029	$(1,157,005)	$1,398,601
Liabilities and Stockholders' Equity						
Current liabilities:						
Current portion of long-term debt	$ —	$ —	$ 38	$ —	$ —	$ 38
Accounts and construction payable	9	3,099	6,974	126	—	10,208
Accrued interest	—	8,159	—	—	—	8,159
Accrued compensation and benefits	186	381	792	—	—	1,359
Accrued expenses and other	—	—	880	8	—	888
Total current liabilities	195	11,639	8,684	134	—	20,652
Long-term debt	—	381,900	253	—	—	382,153
Total liabilities	195	393,539	8,937	134	—	402,805
Minority interest	—	—	—	—	4,183	4,183
Commitments and contingencies						
Stockholders' equity:						
Common stock	790	—	—	18	(18)	790
Additional paid-in capital	1,065,649	237,075	899,017	30,027	(1,166,119)	1,065,649
Deferred compensation—restricted stock	(4,895)	—	(9,876)	—	—	(14,771)
Deficit accumulated from inception during the development stage	(9,191)	(4,759)	(44,904)	(6,150)	4,949	(60,055)
Total stockholders' equity	1,052,353	232,316	844,237	23,895	(1,161,188)	991,613
Total liabilities and stockholders' equity	$1,052,548	$ 625,855	$853,174	$ 24,029	$(1,157,005)	$1,398,601

CONSOLIDATING BALANCE SHEET INFORMATION

As of December 31, 2001

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Assets						
Current assets:						
Cash and cash equivalents	$ —	$ (49)	$ 39,317	$ —	$ —	$ 39,268
Restricted cash	—	500	24	—	—	524
Receivables, net	—	—	527	7	—	534
Inventories	—	—	284	—	—	284
Prepaid expenses	—	—	1,020	—	—	1,020
Total current assets	—	451	41,172	7	—	41,630
Property and equipment, net	—	2	326,258	11,207	—	337,467
Water rights	—	—	—	6,400	—	6,400
Trademark	—	1,000	—	—	—	1,000
Other assets	—	252	1,812	—	(18)	2,046
Intercompany balances	—	(2,498)	20,780	(18,282)	—	—
Total assets	$ —	$ (793)	$390,022	$ (668)	$(18)	$388,543
Liabilities and Stockholders' Equity						
Current liabilities:						
Current portion of long-term debt	$ —	$ —	$ 35	$ —	$ —	$ 35
Accounts and construction payable	—	57	2,016	4	—	2,077
Accrued compensation and benefits	—	28	989	8	—	1,025
Accrued expenses and other	—	—	856	29	—	885
Total current liabilities	—	85	3,896	41	—	4,022
Long-term debt	—	—	291	—	—	291
Total liabilities	—	85	4,187	41	—	4,313
Commitments and contingencies						
Stockholders' equity:						
Common stock	—	—	394	18	(18)	394
Additional paid-in capital	—	—	412,178	—	—	412,178
Deficit accumulated from inception during the development stage	—	(878)	(26,737)	(727)	—	(28,342)
Total stockholders' equity	—	(878)	385,835	(709)	(18)	384,230
Total liabilities and stockholders' equity	$ —	$ (793)	$390,022	$ (668)	$(18)	$388,543

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2002

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Revenues:						
Airplane	$ —	$ —	$ 3,455	$ —	$(2,826)	$ 629
Art gallery	—	—	279	—	—	279
Retail	—	—	237	—	—	237
Water	—	—	—	76	(62)	14
Total revenue	—	—	3,971	76	(2,888)	1,159
Expenses:						
Pre-opening costs	5,278	4,536	13,088	4,963	(2,718)	25,147
Depreciation and amortization	—	9	8,480	445	—	8,934
(Gain)/Loss on sale of assets	—	—	(90)	69	—	(21)
Selling, general and administrative	—	—	631	111	(120)	622
Cost of water	—	—	50	59	(50)	59
Cost of retail sales	—	—	118	—	—	118
Loss from incidental operations	—	91	609	—	—	700
Total expenses	5,278	4,636	22,886	5,647	(2,888)	35,559
Operating loss	(5,278)	(4,636)	(18,915)	(5,571)	—	(34,400)
Other income (expense):						
Interest expense, net	—	(1,014)	(883)	—	—	(1,897)
Interest income	170	1,769	1,631	148	—	3,718
Equity in loss from Macau	(4,083)	—	—	—	4,083	—
Other income, net	(3,913)	755	748	148	4,083	1,821
Minority interest	—	—	—	—	866	866
Net loss accumulated during the development stage	$(9,191)	$(3,881)	$(18,167)	$(5,423)	$ 4,949	$(31,713)

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2001

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Revenues:						
Airplane	$ —	$ —	$ 2,006	$ —	$(929)	$ 1,077
Art gallery	—	—	35	—	—	35
Retail	—	—	27	—	—	27
Water	—	—	—	77	(59)	18
Total revenue	—	—	2,068	77	(988)	1,157
Expenses:						
Pre-opening costs	—	878	12,772	(947)	(841)	11,862
Depreciation and amortization	—	—	6,901	1,262	—	8,163
(Gain)/Loss on sale of assets	—	—	394	—	—	394
Selling, general and administrative	—	—	129	267	(20)	376
Facility closure	—	—	373	—	—	373
Cost of water	—	—	—	167	(127)	40
Cost of retail sales	—	—	9	—	—	9
Total expenses	—	878	20,578	749	(988)	21,217
Operating loss	—	(878)	(18,510)	(672)	—	(20,060)
Other income (expense):						
Interest expense, net	—	—	(28)	—	—	(28)
Interest income	—	—	2,362	—	—	2,362
Other income, net	—	—	2,334	—	—	2,334
Net loss accumulated during the development stage	$ —	$(878)	$(16,176)	$ (672)	$ —	$(17,726)

CONSOLIDATING STATEMENT OF OPERATIONS

From Inception to December 31, 2000

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Revenues:						
Airplane	$ —	$ —	$ 590	$ —	$(503)	$ 87
Total revenue	—	—	590	—	(503)	87
Expenses:						
Pre-opening costs	—	—	6,518	(309)	(503)	5,706
Depreciation and amortization	—	—	3,681	364	—	4,045
Facility closure	—	—	1,206	—	—	1,206
Loss from incidental operations	—	—	1,163	—	—	1,163
Total expenses	—	—	12,568	55	(503)	12,120
Operating loss	—	—	(11,978)	(55)	—	(12,033)
Other income (expense):						
Interest expense, net	—	—	(17)	—	—	(17)
Interest income	—	—	1,434	—	—	1,434
Other income, net	—	—	1,417	—	—	1,417
Net loss accumulated during the development stage	$ —	$ —	$(10,561)	$ (55)	$ —	$(10,616)

CONSOLIDATING STATEMENT OF OPERATIONS

From Inception to December 31, 2002

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Revenues:						
Airplane	$ —	$ —	$ 6,051	$ —	$(4,258)	$ 1,793
Art gallery	—	—	314	—	—	314
Retail	—	—	264	—	—	264
Water	—	—	—	153	(121)	32
Total revenue	—	—	6,629	153	(4,379)	2,403
Expenses:						
Pre-opening costs	5,278	5,414	32,378	3,707	(4,062)	42,715
Depreciation and amortization	—	9	19,062	2,071	—	21,142
(Gain)/Loss on sale of assets	—	—	304	69	—	373
Selling, general and administrative	—	—	760	378	(140)	998
Facility closure expenses	—	—	1,579	—	—	1,579
Cost of water	—	—	50	226	(177)	99
Cost of retail sales	—	—	127	—	—	127
Loss from incidental operations	—	91	1,772	—	—	1,863
Total expenses	5,278	5,514	56,032	6,451	(4,379)	68,896
Operating loss	(5,278)	(5,514)	(49,403)	(6,298)	—	(66,493)
Other income (expense):						
Interest expense, net	—	(1,014)	(928)	—	—	(1,942)
Interest income	170	1,769	5,427	148	—	7,514
Equity in loss from Macau	(4,083)	—	—	—	4,083	—
Other income, net	(3,913)	755	4,499	148	4,083	5,572
Minority interest	—	—	—	—	866	866
Net loss accumulated during the development stage	$(9,191)	$(4,759)	$(44,904)	$(6,150)	$ 4,949	$(60,055)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Cash flows from operating activities:						
Net loss accumulated during the development stage	$ (9,191)	$ (3,881)	$ (18,167)	$ (5,423)	$ 4,949	$ (31,713)
Adjustments to reconcile net loss accumulated during the development stage to net cash used in operating activities:						
Depreciation and amortization	—	9	8,480	445	—	8,934
Minority interest	—	—	—	—	(866)	(866)
Amortization of deferred compensation	134	—	—	—	—	134
(Gain)/Loss on sale of fixed assets	—	—	(90)	69	—	(21)
Equity in loss from Macau	4,083	—	—	—	(4,083)	—
Incidental operations	—	—	1,971	—	—	1,971
Increase (decrease) in cash from changes in:						
Receivables, net	—	(11)	361	—	—	350
Inventories and prepaid expenses	(344)	(94)	(426)	(54)	—	(918)
Accounts payable and accrued expenses	195	11,554	(239)	93	—	11,603
Total adjustments	4,068	11,458	10,057	553	(4,949)	21,187
Net cash used in operating activities	(5,123)	7,577	(8,110)	(4,870)	—	(10,526)
Cash flows from investing activities:						
Capital expenditures, net of construction payables	—	(31,693)	(34,133)	(251)	—	(66,077)
Restricted cash and Investments	—	(742,105)	—	(50,248)	—	(792,353)
Investment in subsidiaries	(597,295)	(11,925)	(551,867)	—	1,161,087	—
Other assets	—	(5,347)	1,792	—	(18)	(3,573)
Intercompany balances	(379,758)	234,376	103,877	41,505	—	—
Proceeds from sale of equipment	—	—	90	7,917	—	8,007
Net cash used in investing activities	(977,053)	(556,694)	(480,241)	(1,077)	1,161,069	(853,996)
Cash flows from financing activities:						
Equity contributions	596,120	237,075	476,391	24,977	(1,161,069)	173,494
Proceeds from issuance of common stock	491,844	—	—	—	—	491,844
Third party fees	(26,554)	—	—	—	—	(26,554)
Macau minority contributions	—	—	—	5,050	—	5,050
Deferred financing costs	—	(61,735)	—	—	—	(61,735)
Proceeds from issuance of long-term debt	—	381,334	—	—	—	381,334
Principal payments of long-term debt	—	—	(28,535)	—	—	(28,535)
Net cash provided by financing activities	1,061,410	556,674	447,856	30,027	(1,161,069)	934,898
Cash and cash equivalents:						
Increase (decrease) in cash and cash equivalents	79,234	7,557	(40,495)	24,080	—	70,376
Balance, beginning of period	—	(49)	39,317	—	—	39,268
Balance, end of period	$ 79,234	$ 7,508	$ (1,178)	$ 24,080	$ —	$ 109,644

CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Cash flows from operating activities:						
Net loss accumulated during the development stage	$ —	$ (878)	$(16,176)	$ (672)	$ —	$(17,726)
Adjustments to reconcile net loss accumulated during the development stage to net cash used in operating activities:						
Depreciation and amortization	—	—	6,901	1,262	—	8,163
(Gain)/Loss on sale of fixed assets	—	—	394	—	—	394
Incidental operations	—	—	3,611	—	—	3,611
Increase (decrease) in cash from changes in:						
Receivables, net	—	—	484	(7)	—	477
Inventories and prepaid expenses	—	—	(118)	23	—	(95)
Accounts payable and accrued expenses	—	85	466	34	—	585
Total adjustments	—	85	11,738	1,312	—	13,135
Net cash used in operating activities	—	(793)	(4,438)	640	—	(4,591)
Cash flows from investing activities:						
Capital expenditures, net of construction payables	—	(2)	(29,057)	(23)	—	(29,082)
Restricted cash and Investments	—	(500)	(24)	—	—	(524)
Other assets	—	(1,252)	(491)	18	18	(1,707)
Intercompany balances	—	2,498	(11,860)	(655)	10,017	—
Proceeds from sale of equipment	—	—	775	—	—	775
Net cash used in investing activities	—	744	(40,657)	(660)	10,035	(30,538)
Cash flows from financing activities:						
Equity contributions	—	—	20,800	—	—	20,800
Third party fee	—	—	(800)	—	—	(800)
Principal payments of long-term debt	—	—	(32)	—	—	(32)
Net cash provided by financing activities	—	—	19,968	—	—	19,968
Cash and cash equivalents:						
Increase (decrease) in cash and cash equivalents	—	(49)	(25,127)	(20)	10,035	(15,161)
Balance, beginning of period	—	—	64,444	20	(10,035)	54,429
Balance, end of period	$ —	$ (49)	$ 39,317	$ —	$ —	$ 39,268

CONSOLIDATING STATEMENT OF CASH FLOWS

From Inception to December 31, 2000

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Cash flows from operating activities:						
Net loss accumulated during the development stage	$ —	$ —	$ (10,561)	$ (55)	$ —	$ (10,616)
Adjustments to reconcile net loss accumulated during the development stage to net cash used in operating activities:						
Depreciation and amortization	—	—	3,681	364	—	4,045
Incidental operations	—	—	1,198	—	—	1,198
Increase (decrease) in cash from changes in:	—					
Receivables, net	—	—	6,970	—	—	6,970
Inventories and prepaid expenses	—	—	(25)	(23)	—	(48)
Accounts payable and accrued expenses	—	—	(8,993)	7	—	(8,986)
Total adjustments	—	—	2,831	348	—	3,179
Net cash used in operating activities	—	—	(7,730)	293	—	(7,437)
Cash flows from investing activities:						
Acquisition of Desert Inn Resort and Casino, net of cash acquired	—	—	(270,718)	—	—	(270,718)
Capital expenditures, net of construction payables	—	—	(45,605)	(10,036)	—	(55,641)
Other assets	—	—	(1,299)	—	—	(1,299)
Intercompany balances	—	—	272	(272)	—	—
Proceeds from sale of equipment	—	—	776	—	—	776
Net cash used in investing activities	—	—	(316,574)	(10,308)	—	(326,882)
Cash flows from financing activities:						
Equity contributions	—	—	480,713	10,035	(10,035)	480,713
Equity distributions	—	—	(110,482)	—	—	(110,482)
Third party fee	—	—	(10,000)	—	—	(10,000)
Proceeds from issuance of long-term debt	—	—	125,000	—	—	125,000
Principal payments of long-term debt	—	—	(125,018)	—	—	(125,018)
Deferred financing costs	—	—	(1,465)	—	—	(1,465)
Proceeds from issuance of related party loan	—	—	100,000	—	—	100,000
Principal payments of related party loan	—	—	(70,000)	—	—	(70,000)
Net cash provided by financing activities	—	—	388,748	10,035	(10,035)	388,748
Cash and cash equivalents:						
Increase (decrease) in cash and cash equivalents	—	—	64,444	20	(10,035)	54,429
Balance, beginning of period	—	—	—	—	—	—
Balance, end of period	$ —	$ —	$ 64,444	$ 20	$(10,035)	$ 54,429

CONSOLIDATING STATEMENT OF CASH FLOWS

From Inception to December 31, 2002

(amounts in thousands)	Parent	Issuers	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminating Entries	Total
Cash flows from operating activities:						
Net loss accumulated during the development stage	$ (9,191)	$ (4,759)	$ (44,904)	$ (6,150)	$ 4,949	$ (60,055)
Adjustments to reconcile net loss accumulated during the development stage to net cash used in operating activities:						
Depreciation and amortization	—	9	19,062	2,071	—	21,142
Minority interest	—	—	—	—	(866)	(866)
Amortization of deferred compensation	134	—	—	—	—	134
(Gain) / Loss on sale of fixed assets	—	—	304	69	—	373
Equity in loss from Macau	4,083	—	—	—	(4,083)	—
Incidental operations	—	—	6,510	—	—	6,510
Increase (decrease) in cash from changes in:						
Receivables, net	—	(12)	8,085	(6)	—	8,067
Inventories and prepaid expenses	(344)	(93)	(569)	(55)	—	(1,061)
Accounts payable and accrued expenses	195	11,639	(8,766)	134	—	3,202
Total adjustments	4,068	11,543	24,626	2,213	(4,949)	37,501
Net cash used in operating activities	(5,123)	6,784	(20,278)	(3,937)	—	(22,554)
Cash flows from investing activities:						
Acquisition of Desert Inn Resort and Casino, net of cash acquired	—	—	(270,718)	—	—	(270,718)
Capital expenditures, net of construction payables	—	(31,695)	(108,796)	(10,309)	—	(150,800)
Restricted cash and Investments	—	(742,605)	(23)	(50,249)	—	(792,877)
Investment in subsidiaries	(597,295)	(11,925)	(551,867)	—	1,161,087	—
Other assets	—	(6,599)	2	18	—	(6,579)
Intercompany balances	(379,758)	236,874	92,289	40,578	10,017	—
Proceeds from sale of equipment	—	—	1,641	7,917	—	9,558
Net cash used in investing activities	(977,053)	(555,950)	(837,472)	(12,045)	1,171,104	(1,211,416)
Cash flows from financing activities:						
Equity contributions	596,120	237,075	977,904	35,012	(1,171,104)	675,007
Equity distributions	—	—	(110,482)	—	—	(110,482)
Proceeds from issuance of common stock	491,844	—	—	—	—	491,844
Third party fees	(26,554)	—	(10,800)	—	—	(37,354)
Macau minority contributions	—	—	—	5,050	—	5,050
Proceeds from issuance of related party loan	—	—	100,000	—	—	100,000
Principal payments of related party loan	—	—	(70,000)	—	—	(70,000)
Deferred financing costs	—	(61,735)	(1,465)	—	—	(63,200)
Proceeds from issuance of long-term debt	—	381,334	125,000	—	—	506,334
Principal payments of long-term debt	—	—	(153,585)	—	—	(153,585)
Net cash provided by financing activities	1,061,410	556,674	856,572	40,062	(1,171,104)	1,343,614
Cash and cash equivalents:						
Increase (decrease) in cash and cash equivalents	79,234	7,508	(1,178)	24,080	—	109,644
Balance, beginning of period	—	—	—	—	—	—
Balance, end of period	$ 79,234	$ 7,508	$ (1,178)	$ 24,080	$ —	$ 109,644

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Year Ended December 31, 2002				
(in thousands, except per share amounts)	First	Second	Third	Fourth	Year
Net revenues	$ 589	$ 143	$ 207	$ 220	$ 1,159
Operating loss	(4,886)	(8,517)	(8,683)	(12,314)	(34,400)
Net loss	(4,892)	(7,884)	(8,194)	(10,743)	(31,713)
Basic and diluted loss per share	$ (0.12)	$ (0.20)	$ (0.20)	$ (0.16)	$ (0.68)

	Year Ended December 31, 2001				
(in thousands, except per share amounts)	First	Second	Third	Fourth	Year
Net revenues	$ 269	$ 417	$ 250	$ 221	$ 1,157
Operating loss	(4,521)	(5,249)	(5,034)	(5,256)	(20,060)
Net loss	(3,639)	(4,595)	(4,523)	(4,969)	(17,726)
Basic and diluted loss per share	$ (0.10)	$ (0.12)	$ (0.11)	$ (0.13)	$ (0.45)

Because loss per share amounts are calculated using the weighted-average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

Corporate Headquarters

3145 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Web Site

Visit the Company's web site at:
www.wynnresorts.com

Annual Report on Form 10–K

Our Annual Report on Form 10-K (including the financial statement schedules relating thereto) filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Samanta Hegedus, Vice President of Investor Relations, Wynn Resorts, Limited, 3145 Las Vegas Boulevard South, Las Vegas, Nevada 89109, telephone (702) 733-4455 or investorrelations@wynnresorts.com. The Form 10-K is also available via the internet at www.sec.gov. In addition, through its own internet address at www.wynnresorts.com, Wynn Resorts provides a hyperlink to a third-party SEC filing which posts these filings as soon as reasonably practicable, where they can be reviewed without charge.

Annual Meeting

Our Annual Meeting of Stockholders will be held on Tuesday, May 13, 2003 at 11:00 a.m., local time, at the executive offices of Wynn Resorts, Limited, 3145 Las Vegas Boulevard South, Las Vegas, Nevada, 89109. The record date for determining the stockholders entitled to notice of, and to vote at, the Annual Meeting of Stockholders is April 4, 2003.

Common Stock

Our common stock is traded on the Nasdaq National Market® under the symbol "WYNN." There were approximately 3,075 record holders of our common stock as of January 23, 2003. The following table sets forth, for the calendar quarter indicated, the high and the low sale prices for the common stock. Wynn Resorts, Limited went public on October 25, 2002.

	2002	
Quarter	**High**	**Low**
Fourth	$13.74	$11.09

We have never declared or paid dividends on any shares of our common stock. We currently intend to retain all available funds and any future consolidated earnings to fund the development and growth of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

Restrictions imposed by our debt instruments significantly restrict certain key subsidiaries holding a majority of our assets from making any "restricted payments," as defined in the debt agreements, to Wynn Resorts. These restricted payments include the payment of any dividend or distribution to any direct or indirect holders of equity interests and may not be made until Le Rêve has been completed and certain other financial and non-financial thresholds have been exceeded. For more detail, see the discussion of such restrictions in the "Description of Certain Indebtedness" appearing in "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

Independent Auditors

Deloitte & Touche LLP

Corporate Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

Designed by Curran & Connors, Inc. / www.curran-connors.com



Wynn Resorts, Limited
3145 Las Vegas Blvd. South
Las Vegas, NV 89109
(702) 733-4455
www.wynnresorts.com